Management Information Circular

Fronteer Development Group Inc.

Suite 1650 – 1055 West Hastings Street

Vancouver, B.C., Canada V6E 2E9

March 25, 2010

Fronteer Development Group Inc.

Management Information Circular	2

Fronteer Development Group Inc.

Solicitation of Proxies

This management information circular, including all schedules hereto (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Fronteer Development Group Inc. (the “Corporation” or “Fronteer”) to be used at the annual and special meeting of the holders of common shares (the “Common Shares”) of the Corporation, or any adjournment(s) or postponement(s) thereof (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular.

Except as otherwise stated, the information contained herein is given as of March 25, 2010. Figures in this Circular are expressed in Canadian dollars, unless otherwise stated.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, e-mail, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation. The Corporation will reimburse investment dealers, brokers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of Common Shares of the Corporation. Fronteer will also be using the services of Kingsdale Shareholder Services Inc. as proxy solicitation agent to solicit proxies in connection with the Meeting. Interested shareholders may contact Kingsdale Shareholder Services Inc. toll-free in North America at 1-888-518-1565 and outside of North America and banks and brokers call collect at 416-867-2272. The estimated cost of such service is $50,000. The costs of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The proxy nominees named in the accompanying form of proxy are officers and/or directors of the Corporation. A holder of Common Shares (each a “Shareholder” and, collectively, the “Shareholders”) desiring to appoint some other person or corporation, other than those management nominees named in the accompanying form of proxy, to represent such Shareholder at the Meeting, may do so either by inserting such person’s or corporation’s name in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the properly completed and signed proxy at the office of the Corporation’s registrar and transfer agent, Equity Transfer & Trust Company, indicated on the enclosed envelope for receipt not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or delivering it to the Chairman of the Board of Directors of the Corporation (the “Board”) prior to the commencement of the Meeting on the date of such Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Management Information Circular	3

Fronteer Development Group Inc.

A proxy given by Shareholders for use at the Meeting may be revoked at any time prior to its use by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by its attorney duly authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or director thereof under its corporate seal, or by an attorney thereof duly authorized, and either deposited at the head office of the Corporation at Suite 1650, 1655 West Hastings Street, Vancouver, British Columbia, V6E 2E9 or transmitted by fax to (604) 632-4678 at any time up to and including 4pm (Vancouver time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of such Meeting prior to the commencement of the Meeting on the day of such Meeting, or in any other manner required or permitted by law.

Shareholders needing assistance in completing and returning a form of proxy may contact Kingsdale Shareholder Services Inc., Fronteer's proxy solicitation agent, toll-free in North America at 1-888-518-1565 and outside of North America and banks and brokers call collect at 416-867-2272.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Common Shares registered in their own name on the records of the Corporation, but rather, hold Common Shares that are registered in the name of an intermediary, such as an investment dealer, broker, bank, trust company, trustee, custodian or other nominee, or a clearing agency in which the intermediary participates. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only registered Shareholders and duly appointed proxyholders for Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares as of the Record Date can be recognized and voted on at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker or other nominee, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or other nominee or an agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Ltd., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of The Depository Trust Company (“DTC”), which acts as nominee for many US brokerage firms. Common Shares registered in the name of any intermediary, such as an investment dealer, broker, bank, trust company, trustee or other nominee, or a clearing agency, can only be voted (for, against or withheld from voting in respect of any matter identified in the accompanying Notice of Meeting) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and other nominees are prohibited from voting Common Shares on behalf of their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. or DTC are held.

Management Information Circular	4

Fronteer Development Group Inc.

Applicable regulatory policy requires brokers and other nominees to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker or other nominee has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker or nominee is identical to the form of proxy provided to registered Shareholders and accompanying this Circular. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers and nominees now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada and its counterpart in the United States (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Each Beneficial Shareholder should contact his or her broker or other nominee and carefully follow the voting instructions provided by such broker or nominee.

Beneficial Shareholders needing assistance may also contact Kingsdale Shareholder Services Inc., Fronteer’s proxy solicitation agent, toll-free in North America at 1-888-518-1565 and outside of North America and banks and brokers call collect at 416-867-2272.

Voting of Proxies

Common Shares of the Corporation represented by properly completed and executed proxies will be voted “FOR” or “WITHHELD” from voting or voted “AGAINST” each matter identified in the accompanying Notice of Meeting, as applicable, in accordance with the instructions of the Shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares will be voted “FOR”, or “WITHHELD” from voting or voted “AGAINST” accordingly. Where no choice is specified, Common Shares represented by properly completed and executed proxies in favour of the management proxy nominees named in the printed portion of the enclosed form of proxy will be voted “FOR” each of the matters to be voted on by Shareholders, as follows:

  “FOR” the election of the seven nominees as directors for the ensuing year;

  “FOR” the appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

Management Information Circular	5

Fronteer Development Group Inc.

  “FOR” the ordinary resolution confirming and approving the Corporation’s amended and restated “rolling” stock option plan attached as Schedule “D”, and in particular, confirming the granting of unallocated options pursuant to such plan up to an aggregate of 10% of the Common Shares issued and outstanding from time to time and approving the amendments to be given effect in such plan, as more fully set out in Schedule “B”; and

  “FOR” the special resolution authorizing the Board to amend the Corporation’s articles to effect the change of name of the Corporation to “Fronteer Gold Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved of by the Board, as more fully set out in Schedule “C”.

The accompanying form of proxy also confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters as may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of the management nominees named in the accompanying form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominees.

Voting Securities and Principal Holders Thereof

Only Shareholders of the Company who are listed on its Register of Shareholders on the record date of March 26, 2010 (the “Record Date”) are entitled to receive notice of and to attend and vote at the Meeting (See “Voting of Proxies” above). Each Shareholder is entitled to one vote for each Common Share registered or beneficially held in his name as of the Record Date.

At March 25, 2010, the Corporation had 119,938,359 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 25, 2010, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote at the Meeting, other than as set forth below.

Management Information Circular	6

Fronteer Development Group Inc.

Name	Number of Common Shares Beneficially Owned Controlled or Directed(1) (Directly or Indirectly)	Percentage of Issued and Outstanding Common Shares as of March 25, 2010
NWG Investments Inc. (Jakob E. Safra)	13,000,000	10.8%

____________
Note:

(1)

The information as to the number and percentage of Common Shares beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Corporation, has been obtained from sources available through the Toronto Stock Exchange (“TSX”) and based on insider reports filed on the System for Electronic Disclosure by Insiders (“SEDI”).

Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually by the Shareholders. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the bylaws of the Corporation.

The Corporation has adopted a “majority voting policy” that provides for individual director voting by the Shareholders, which is described in greater detail above under the “Corporate Governance Disclosure –Majority Voting Policy” section of this Circular. Under the policy, if any nominee for director with respect to whom a greater number of the votes attaching to Common Shares represented in person or by proxy at a meeting of Shareholders of the Corporation are “withheld” from voting for his or her election than votes cast “for” such election, the nominee shall promptly submit his or her resignation to the Chairman of the Board for consideration following the meeting. The Corporate Governance and Nominating Committee shall consider whether or not to accept the resignation and make a recommendation to the Board in respect thereof. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the meeting.

At the Meeting, Shareholders will be asked to elect seven directors for the ensuing year (the “Nominees”). The following table provides the names of the Nominees and information concerning them. Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote “for” the election of each of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. All of the proposed Nominees are currently directors of Fronteer and have been directors since the dates indicated below. There are no arrangements or understandings between any Nominee or executive officer or any other person or company pursuant to which any of the Nominees has been nominated.

Management Information Circular	7

Fronteer Development Group Inc.

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation(1)	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)
Oliver Lennox-King (6)(10) Ontario, Canada	Chairman of the Board and Director	November 4, 2003	Director of CGX Energy Inc., an oil and gas exploration company; director of Mineral Deposits Limited, a mineral exploration company.	523,915
Mark O’Dea (6)(11) British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001	President and Chief Executive Officer of the Corporation.	265,743 (7)
Donald McInnes (3)(4)(6) British Columbia, Canada	Director	June 13, 2001	Vice Chair and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.	93,647
George Bell (1)(2)(3) Ontario, Canada	Director	December 18, 2003	Chairman of Norsemont Mining Inc. and a director of North Atlantic Resources Ltd, both mineral exploration companies.	71,600
Lyle R. Hepburn (1)(2)(4) Ontario, Canada	Director	April 15, 2004	Lawyer with Beach, Hepburn LLP, a law firm.	189,500 (8)
Jo Mark Zurel (1)(2)(3)(5) Newfoundland and Labrador, Canada	Director	December 11, 2006	President of Stonebridge Capital Inc., an investment company.	65,000 (9)

Management Information Circular	8

Fronteer Development Group Inc.

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation(1)	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)
Scott M. Hand (3)(4)(5) Ontario, Canada	Director	May 2, 2007	Chairman of Royal Nickel Corporation (2009 to present), a nickel development company; Co- Chairman of Juno Special Situations Corporation, a mineral resources investment company; Director of Manulife Financial Corporation, a financial services, insurance and wealth management company; and former Chairman and Chief Executive Officer of Inco Limited.	64,750
__________
Notes:
(1)

The information as to the place of residence, principal occupation and Common Shares beneficially owned, directly or indirectly, or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 25, 2010. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

(5)	Member of the Special Option Committee.

(6)	Member of the Health, Safety and Environment Committee.

(7)	2,000 of these Common Shares are held by the spouse of Mr. O’Dea and 1,000 are held by the O’Dea Family Trust.

(8)	These Common Shares are held by 591111 Ontario Ltd., a private company owned by Mr. Hepburn.

(9)	These Common Shares are held by Stonebridge Capital Inc., a corporation principally controlled by Mr. Zurel.

(10)

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd., an environmental solutions corporation listed on the TSX Venture Exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a “Notice of Intention” to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

(11)

Mr. O’Dea is also a director of Aurora Energy Resources Inc., NewWest Gold Corporation, Fronteer Holdings Inc., Fronteer Investment Inc. and Agola Madencilik Limited Sirketi, all wholly owned subsidiaries of the Corporation and is a director of Truva Bakir Maden Isletmeleri A.S., owned 40% by the Corporation.

Management Information Circular	9

Fronteer Development Group Inc.

If any of the Nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the Shareholder has specified in the proxy that his or her Common Shares are to be withheld from voting in the election of a director.

Set forth below is a brief biography of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea is President and CEO and a director of the Corporation. Under his leadership, Fronteer has developed a sizable portfolio of advanced-stage gold and copper-gold assets, as well as exposure to one of the world’s largest primary deposits of uranium. Prior to his involvement with Fronteer, Dr. O’Dea worked with SRK Consulting and founded Riftore Consulting, providing structural advice on mineral exploration for client companies around the world. Dr. O’Dea is a founder and Deputy Chairman of Aurora Energy, and served as a member of the Board of Frontera Copper Corporation. Dr. O’Dea graduated from Carleton University in 1989 with a B.Sc. (Hons.) degree in Geology. He then completed his Ph.D. in Structural Geology at Monash University in 1995 and subsequently held a one-year Postdoctoral Research Fellowship.

Mr. Donald McInnes has over 20 years experience in the mineral exploration industry. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a director of the Independent Power Producers Association of British Columbia, a Governor of the Business Council of British Columbia and is a past President and Director of the B.C. and Yukon Chamber of Mines and a past director of the Prospectors and Developers Association of Canada. He is currently the Vice Chairman and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.

Mr. George Bell is Chairman of Norsemont Mining Inc. and a director of North Atlantic Resources Ltd., both TSX listed companies. Mr. Bell was formerly President and Chief Executive Officer of Unor Inc., a uranium exploration company, from 2004 to February 2010. He has more than 40 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe.

Mr. Oliver Lennox-King has over 30 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metals marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of CGX Energy Inc., Mineral Deposits Limited and a private company called XDM Resources Limited.

Management Information Circular	10

Fronteer Development Group Inc.

Mr. Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc. and North Atlantic Resources Ltd., mineral exploration companies listed on the TSX Venture Exchange and First Nickel Inc., a mineral exploration company listed on the TSX, and the Corporate Secretary of Harry Winston Diamond Corporation, a diamond specialist corporation listed on the TSX and NYSE.

Mr. Jo Mark Zurel is a Chartered Accountant and, since 2006, has been President of Stonebridge Capital Inc., an investment company. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation, the world’s largest helicopter operating company. He is also a director of Major Drilling International Inc. (drilling services company) and Newfoundland Power Inc. (power generation, distribution and transmission). Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University.

Mr. Scott M. Hand served as the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in strategic planning, business development and law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of Manulife Financial Corporation (financial services, insurance and wealth management), Boyd Technologies LLC (non-woven and specialty paper products) and Royal Nickel Corporation (nickel development company). Mr. Hand is Chairman of Royal Nickel Corporation and is Co-Chairman of Juno Special Situations Corporation (mineral resources investment). He also serves on the board of the World Wildlife Fund Canada.

Except as disclosed above: (a) no proposed director of Fronteer is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an “order”) that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) no proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (c) no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; and (d) no personal holding company of any proposed director is or has been, as applicable, subject to the foregoing during the applicable time periods.

Management Information Circular	11

Fronteer Development Group Inc.

Appointment of Auditor

At the Meeting, Shareholders will be asked to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), the present auditors of Fronteer, as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Details of the fees paid to PwC during fiscal 2009 and fiscal 2008 can be found in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2009, a copy of which will be available on SEDAR at www.sedar.com.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and, in the circumstances, would be comparable to fees charged by other auditors providing similar services.

Particulars of Other Matters to be Acted Upon

Confirmation and Approval of Amended and Restated Stock Option Plan (Employee Plan)

At the Meeting, Shareholders will be asked to vote for the confirmation and approval of the amendment and restatement of the Corporation’s stock option plan (the “Employee Plan”), a copy of which is attached as Schedule “D” to this Circular.

The Employee Plan was accepted for filing by the TSX on March 24, 2010, subject to confirmation and approval by the Shareholders and satisfying the requirements of the TSX, including the filing of applicable documentation. On March 25 2010, the Board approved the Employee Plan subject to the receipt of shareholder and regulatory approvals. The full text of the Employee Plan is attached to this Circular as Schedule “D”. The summary of the Employee Plan set forth in this Circular is subject to and qualified in its entirety by the provisions of such plan. Reference should be made to the provisions of the Employee Plan with respect to any particular provision described below and elsewhere in this Circular.

Management Information Circular	12

Fronteer Development Group Inc.

The Corporation’s existing stock option plan (the “Existing Plan”) is a “rolling” stock option plan under which options may be granted equal in number up to 10% of the Common Shares of the Corporation issued and outstanding from time to time at the time of the grant of the stock option. Underlying Common Shares in respect of which stock options are exercised, and underlying Common Shares in respect of which stock options are not exercised either because the relevant options expire or are cancelled, once again become available for issue upon the exercise of subsequent grants of options under the Existing Plan. Under the rules of the TSX, “rolling” stock option plans are required to be confirmed by the Shareholders every three years at a duly called meeting of Shareholders. The Existing Plan was approved and adopted by the Shareholders of the Corporation at its 2007 annual and special meeting of Shareholders, at which meeting Shareholders also authorized the issuance of up to 10% of the total number of Common Shares issued and outstanding from time to time under the Existing Plan. Accordingly, the Corporation is seeking confirmation by the Shareholders of the Employee Plan (which incorporates proposed amendments to the Existing Plan for which Shareholder approval is also being sought as described below) at the Meeting contemplated by this Circular pursuant to the rules of the TSX. If the Employee Plan is approved and confirmed at the Meeting pursuant to the requirements of the TSX, Fronteer will not be required to seek further approval of the grant of options (up to 10% of the Common Shares issued and outstanding from time to time) until May 7, 2013.

The Existing Plan was last amended by the Board on September 15, 2009, which amendment did not require Shareholder approval, as the amendment was a minor housekeeping amendment to clarify that, for greater certainty, in the event the term of any option under the Existing Plan would otherwise expire at a time when the optionholder is subject to a self-imposed blackout period of, or other trading restriction imposed by, the Corporation, the date of termination or expiry of such option shall be extended to the close of business on the fifth day following the expiration of such blackout period or other trading restriction.

The Existing Plan currently permits the Board to, without Shareholder approval, make any amendment to the exercise price of an option (so long as any reduction does not cause the exercise price to go below the current Market Price (as defined under the Employee Plan)), unless such amendment would benefit Insiders (as defined under the Employee Plan). If the Employee Plan is approved by the Shareholders, such plan would amend the Existing Plan by removing the discretion of the Board to reduce the exercise price of any option and require shareholder approval for any such reduction to the exercise price, with the result that the Board will only be entitled to increase the exercise price of an option without shareholder approval. While the rules of the TSX expressly permit the discretion of the Board to amend the exercise price of an option (provided the amended price is not lower than the market price at the time of grant and is not for the benefit of insiders), the Board has not in the past, and does not intend in the future, to exercise its discretion to reduce any exercise prices and, accordingly, despite such amendments being permitted by the TSX rules, Fronteer proposes to amend and restate the Employee Plan to remove the Board’s discretion to reduce exercise prices, unless it seeks Shareholder approval for any such reduction. The purpose of the proposed amendment is to bring the Employee Plan in line with external policies and proxy voting guidelines in respect of equity compensation plans, which generally recommend that boards should not be permitted to reduce the exercise price in any circumstance without obtaining the approval of the company’s shareholders. In addition to the confirmation by the Shareholders of the Employee Plan as a “rolling” option plan, the Corporation is required to seek shareholder approval for the amendment being effected pursuant to the Employee Plan as described below under the heading “Shareholder Approval and Confirmation”. The Employee Plan, if approved by Shareholders, will govern all outstanding options of the Corporation other than those granted pursuant to the Aurora Plan and Acquisition Plan (which plans are described further below under “Securities Authorized for Issuance Under Equity Compensation Plans”).

Management Information Circular	13

Fronteer Development Group Inc.

The Corporation administers the Employee Plan in compliance with the terms of the plan, with applicable TSX and NYSE Amex requirements and in accordance with current best practice standards. The basis on which the Employee Plan is administered is set out in a policy approved by the Board (see “Corporate Governance Disclosure – Special Option Committee” below). Under this policy, annual option grants for officers and directors are made at a meeting of the Board, on the recommendation of its independent Compensation Committee. Those grants are typically made by the Board during the meeting at which compensation awards for the previous year are determined. The initial grant of options to individuals appointed by the Board as officers or directors of the Corporation are made at the meeting of the Board at which such appointment is made (or at the first Board meeting following a Shareholders’ meeting at which a director is first elected). The Board has established limits on the number of options that may be granted to new employees and consultants (individually and in the aggregate in any quarter) and has authorized the CEO to make such option grants within such parameters at the time of hire or when the employment/consulting arrangement is agreed on. At each meeting of the Board, the CEO reports on the number and terms of Options he has granted since the previous meeting of the Board. As noted below, the exercise price may not be less than the market price of the Common Shares as determined in accordance with the Employee Plan and applicable stock exchange rules. Under the policy, if the grant is made during a trading blackout period, the grant date is no earlier than the third trading day after the trading blackout period ends.

General Description of Employee Plan

As noted above, the Employee Plan is a “rolling” stock option plan pursuant to which options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Employee Plan, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Underlying Common Shares in respect of which options are exercised, and underlying Common Shares in respect of which options are not exercised either because the relevant options expire or are cancelled, once again become available for issue upon the exercise of subsequent grants of options. Common Shares issuable under the Employee Plan form part of a separate pool than the Common Shares issuable pursuant to each of the Aurora Plan and the Acquisition Plan assumed by Fronteer (which plans are discussed further below under the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”), such that the maximum number of Common Shares issuable under the Employee Plan is 10% of the then-outstanding Common Shares. Common Shares issuable under the Employee Plan form part of a separate pool than the Common Shares issuable pursuant to each of the Aurora Plan and the Acquisition Plan assumed by Fronteer, such that the maximum number of Common Shares issuable under the Employee Plan is 10% of the then-outstanding Common Shares.

Management Information Circular	14

Fronteer Development Group Inc.

The purpose of the Employee Plan is to attract, retain and motivate persons as key service providers to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. As the Employee Plan is an important component of the Corporation’s compensation package, the Corporation believes that there should continue to be a sufficient number of Common Shares available for the granting of stock options under the Employee Plan on an ongoing basis (not to exceed 10% of the Common Shares outstanding from time to time) and, therefore, is requesting approval and confirmation by the Shareholders of the Employee Plan in order to ensure a sufficient number of Common Shares remain available for future grants.

An aggregate of 17,255,000 options (representing 14.39% of the issued and outstanding Common Shares as of March 25, 2010) have been granted under the Existing Plan to date (on a rolling basis) of which 5,991,424 options (representing 5.0% of the issued and outstanding Common Shares as of March 25, 2010) have been exercised and 1,770,176 options expired or were cancelled without being exercised. Accordingly, 9,493,400 Common Shares (representing 7.9% of the issued and outstanding Common Shares as of March 25, 2010) are currently reserved for issuance pursuant to options granted under the Existing Plan and the Corporation may grant an additional 2,500,435 options under the Existing Plan, calculated based on 10% of the number of Common Shares issued and outstanding as of March 25, 2010.

Eligible Participants

Options may be granted under the Employee Plan only to directors, officers, employees and other eligible service providers (or corporations controlled by such persons), subject to the rules and regulations of applicable regulatory authorities and any Canadian and US stock exchange upon which the Common Shares may be listed or may trade from time to time.

Limitations On Grants

No options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Employee Plan (including an Insider, as defined in the Employee Plan), together with any Common Shares reserved for issuance to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares. In addition, (a) the number of Common Shares reserved for issuance pursuant to options granted under the Employee Plan or otherwise granted under all other share compensation arrangements to Insiders (as defined in the Employee Plan) may not exceed 10% of the issued and outstanding Common Shares, and (b) the issuance of Common Shares to Insiders under the Employee Plan and under all other share compensation arrangements within a one-year period may not exceed 10% of the issued and outstanding Common Shares. Grants of options under the Employee Plan are also governed by the provisions established under the Corporation’s “Stock Option Policy”, as defined and discussed in greater detail below under the section entitled “Corporate Governance Disclosure – Stock Option Policy”.

Management Information Circular	15

Fronteer Development Group Inc.

Limitations on Option Grants to Non-Employee Directors

As a pre-production mineral company that is still in the development stage, Fronteer has a relatively small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, Fronteer chooses to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Fronteer’s shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate option grants on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Exercise Price, Vesting and Term

The exercise price of the options is fixed by the Board, on the recommendation of the Compensation Committee, at the date of grant and may not be less than the “market price” on the date of the grant as determined in accordance with the Employee Plan and applicable stock exchange rules (generally being the closing sale price of such Common Shares on the TSX on the last trading day immediately preceding the date of grant). Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of grant by the Board, on recommendation by the Compensation Committee. Generally, the Board has granted options which vest in equal amounts on each of the date of grant and the first, second and third anniversaries of the date of grant, except that options granted to directors under the Employee Plan typically vest immediately on the date of grant. Options granted under the Employee Plan may have a term of up to 10 years (subject to an extension of the scheduled expiry date, as discussed above, in the event the option would otherwise expire during a blackout period). The Board, on the recommendation of the Compensation Committee, generally grants options with terms of five or 10 years, which term is fixed at the time of grant.

Management Information Circular	16

Fronteer Development Group Inc.

Transferability

The options are personal to each optionee and are non-assignable.

Termination of Options

The Employee Plan provides that in the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options, and provided that no options may be exercised beyond the expiry of the maximum term permitted under the Employee Plan. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options and, provided that, no options may be exercised beyond the expiry of the maximum term permitted under the Employee Plan. In the event an option expires during a self imposed blackout by the Corporation, the optionee will have until the fifth business day following removal of the blackout to exercise such option.

Amendment Procedure

The Employee Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and Shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Employee Plan without the consent of the optionee, except to the extent required by law. The Employee Plan permits the Board to make the following amendments without obtaining shareholder approval: (a) amendments to the Employee Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty, (b) amendments to the vesting provisions of a security or the Plan, (c) amendments to the termination provisions of a security or the Employee Plan which does not entail an extension beyond the original expiry date thereof, (d) increases to the exercise price of any Option, and (e) the inclusion of cashless exercise provisions in the Employee Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Employee Plan reserve. The Employee Plan also permits the Board to make amendments required to comply with any applicable law or rule or policy of a stock exchange on which the Common Shares are listed.

Shareholder Approval and Confirmation

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, to approve, with or without variation, the resolution substantially in the form set out in Schedule “B” attached hereto (the “Employee Plan Resolution”), approving and confirming the Employee Plan, and in particular, confirming the granting of unallocated options pursuant to the Employee Plan up to an aggregate of 10% of the Common Shares issued and outstanding from time to time and approving the amendments to be given effect in the Employee Plan. All allocated options (being those options that have been granted and are outstanding), will continue and be unaffected by the approval or disapproval of the Employee Plan Resolution. If the requisite Shareholder approval of the Employee Plan Resolution is not obtained at the Meeting, previously allocated options that expire or are cancelled and any options not previously allocated may not be allocated under the Existing Plan.

Management Information Circular	17

Fronteer Development Group Inc.

To be effective, the Employee Plan Resolution must be authorized and approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting. Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby in respect of the Meeting “for” the approval of the Employee Plan Resolution.

Change of Name

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve and adopt a special resolution, with or without variation, authorizing the Corporation to amend the articles of the Corporation (the “Articles”) to effect the change of name of the Corporation to “Fronteer Gold Inc.”, or any such other name as the Board, in its discretion, may approve, and the TSX, the NYSE Amex, and the regulatory authorities under the applicable corporate laws may permit (the “Name Change”).

The Name Change has been approved by resolutions of the Board and is believed by the Board to be in the best interests of the Corporation to help clarify for investors the primary focus of the Corporation, as it focuses its efforts on becoming a gold producer. In anticipation of the proposed Name Change, the Corporation has also applied to register “Fronteer Gold Inc.” as a trade-mark owned by the Corporation throughout Canada and the United States, which trade-mark application is pending.

The Corporation does not intend to change the ticker symbol (FRG) under which the Common Shares are currently listed on the TSX and the NYSE Amex. The TSX has granted conditional approval for the Name Change for trading purposes and for the continued use of the “FRG” ticker symbol on the TSX. The amendment to the Articles implementing the Name Change must be authorized and approved by special resolution of the Shareholders in order to become effective. A special resolution requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby given in respect of the Meeting “for” the Name Change.

The complete text of the Name Change special resolution which management intends to place before the Meeting, to authorize, approve and adopt the Name Change, with or without variation, is substantially in the form set out on Schedule “C” attached hereto.

Management Information Circular	18

Fronteer Development Group Inc.

Executive Compensation

Composition of the Compensation Committee

Mr. George Bell (Chair), Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel constitute all of the members of the Compensation Committee of the Board at December 31, 2009. These individuals are independent within the meaning of applicable securities laws. The Compensation Committee meets at least annually to receive information on and determine matters regarding executive and director compensation, in accordance with the policies and practices approved by the Board. There were no changes to the Compensation Committee during 2009. The Board accepted all recommendations of the Compensation Committee during the year. Further details concerning the mandate and role of the Compensation Committee is set out in this Circular below under the section entitled “Corporate Governance Disclosure –Compensation Committee”.

Compensation Discussion and Analysis

The Corporation’s compensation philosophy for the named executive officers (“NEO’s”), which consist of the Chief Executive Officer, the Chief Financial Officer and the three next highest compensated executive officers having total compensation in excess of $150,000 per annum, follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders through stock-based and incentive-based programs.

Executive compensation is comprised primarily of a base salary and participation in the Corporation’s Employee Plan and the Corporation’s executive bonus plan, as amended (“Bonus Plan”). Details concerning the Employee Plan and the Bonus Plan, and all other compensation of the NEO’s, is set out in further detail below.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee of the Board takes into consideration a variety of factors. These factors include the overall assessment by each of the Board and the Compensation Committee concerning the executive’s individual performance and the individual’s contribution towards meeting corporate objectives and performance goals; levels of responsibility and length of service; and industry comparables. The compensation strategy recognizes the need to retain high caliber executives, to reward performance in achieving annual objectives and motivate them to remain with the Corporation and enhance Shareholder value.

The Board relies heavily on independent consultants when setting executive and director compensation levels. In November 2008, the Compensation Committee retained Roger Gurr & Associates (“Gurr”) as an independent compensation consultant, at a cost of approximately $25,000, with a mandate of comparing the current compensation (salary, bonus and stock option grants) of the executives and directors to a comparator group and making recommendations to the Compensation Committee on appropriate changes to the executive and director compensation levels based on the results of this analysis. Gurr delivered the report (the “Gurr Report”) in December 2008, as a result of which the salary and stock option compensation levels for the NEOs were revised to more closely align with the compensation comparables set out in that report, and were incorporated into the new employment agreements entered into with the NEOs in 2009. See “Employment Contracts” below. The Gurr Report recommended and the Compensation Committee and the Board accepted that no changes be made to director cash compensation levels for 2009. The Gurr Report also recommended option grants for the Board in 2009, of 120,000 options for the Chairman and 75,000 options for other non-executive Board members. The Board felt that a higher option grant was warranted in order to retain its Board members who play a critical role in the Corporation’s business and governance, particularly in light of the ongoing global economic crisis, and awarded 150,000 options to the Chairman and 100,000 options to each non-executive Board member.

Management Information Circular	19

Fronteer Development Group Inc.

Industry comparables were obtained from the Gurr Report in December 2008, which analyzed the compensation data of 34 strategic metals companies1 (primarily gold and uranium) mostly with international activities. The group of comparator companies was chosen primarily because they were of a similar size, asset composition and stage of development as the Corporation, although a few did have annual revenues below US$225 million. Based upon the comparator peer group selected, compensation for the executive officers was set by the Board, on the recommendation of the Compensation Committee, at the midpoint of the median and 75th percentile as recommended by the Gurr Report. If the executive’s performance meets pre-determined approved objectives, total cash compensation (base salary plus bonus) would be above median and approximately at the top quartile, if all performance targets were achieved.

Perquisites and other benefits to which the NEO’s are entitled, were determined a number of years ago and have not changed as the Corporation still considers them to be consistent with industry standards and an important tool to aid in the attraction and retention of highly qualified executives. The Gurr Report did not address this aspect of compensation. Generally, they consist of NEO participation in the standard employee health and dental plan, available to all full-time employees. In addition, each NEO is entitled to a life insurance policy of up to $500,000 with premiums paid by the Corporation and enhanced long term disability benefits (subject to medical qualification) over and above that available to other employees. The Canadian-based NEO’s are also entitled to participate in a medical reimbursement plan, which allows them to be reimbursed for up to $1,000 worth of medical care costs, not otherwise available under the standard employee plan. Messrs O’Dea and Tetzlaff are also entitled to parking and membership at a business club. Mr. Lincoln and Mr. Fierro receive matching contributions to a US 401K plan, consistent with all other US-based employees. In 2009, Mr. Fierro also received reimbursement of moving costs upon his joining the Corporation. The cost of such perquisites and other benefits is less than $50,000 or 10% of the respective NEO total salary compensation and, as such, they are not considered a significant part of the NEO’s total compensation packages.

_____________________

1

Including Eldorado Gold Corporation, Ivanhoe Mines Ltd., Equinox Minerals Ltd., Silver Standard Resources Inc. Metallica Resources Inc., Uranium One Inc., Alamos Gold Inc., Seabridge Gold Inc., Gammon Gold Inc., Skye Resources Inc., Aurizon Mines Ltd., European Goldfields Ltd., Gabriel Resources Ltd., Minefinders Corporation Ltd., Semafo Inc., Excellon Resources Inc., Corriente Resources Inc., Jaguar Mining Inc., Denison Mines Inc., International Minerals Corporation, Nautilus Minerals Inc., Mega Uranium Ltd., First Majestic Silver Corp., Iberian Minerals Corp., Anatolia Minerals Development Ltd., NovaGold Resources Inc., Shore Gold Inc., Platmin Limited, Central Sun Mining Inc., Orezone Resources Inc., Crew Gold Corporation, Crystallex International Corporation, Etruscan Resources Inc. and Banro Corp. (from these corporations, 34 comparables were obtained for the CEO position, 32 for the CFO position, 27 for the operations executives and 14 for the top exploration position).

Management Information Circular	20

Fronteer Development Group Inc.

The existing Bonus Plan was adopted by the Board and became effective in 2008. Annually, the Board approves a budget and business plan for the Corporation for the ensuing year. The business plan for 2009 included various corporate objectives such as business development objectives, resource growth targets, , operational initiatives (such as project permitting objectives, completion of various economic, engineering or geological studies required to advance the projects, establishing project timelines and securing project infrastructure) and attracting new talent to the team, financial targets (including staying within budget, progressing towards conversion to IFRS and regulatory compliance), health and safety initiatives (such as implementation of crisis communication plan and comprehensive health and safety procedures) and internal communication initiatives. Once the business plan and budget have been approved, each executive then creates a set of personal goals that are designed to enable the Corporation to meet the objectives of the business plan. The CEO initially reviews the goals of each executive officer and the Chairman reviews the goals of the CEO. The goals are then submitted to the Compensation Committee for review and, if appropriate, recommendation to the Board for approval. Performance in relation to these goals partially determines each executive’s performance under the Bonus Plan, with 75% of the NEO’s bonus entitlement being based on his performance in achieving these goals. The remaining 25% of each executive’s bonus is tied to the Corporation’s Common Share price performance as compared to the S&P/TSX Capped Diversified Metals & Mining Index. 2

___________________________

2

In calculating the executive’s bonus entitlement under the maximum share price weighting component, the percentage change in the daily average market capitalization of Fronteer from 2009 to 2008: (A) will be compared to the percentage change in the daily average balance of the S&P/TSX Capped Diversified Metals & Mining Index from 2009 to 2008; and (B) when A = B, the executive will receive ½ of the 25%. This amount will increase by 0.1 for each 5 percentage points that A exceeds B until the maximum of 25% is reached.

Management Information Circular	21

Fronteer Development Group Inc.

The table below sets out the general performance objectives and the relative weighting applied for each executive officer.

	Performance Objectives
	General Performance Objectives			Individual Performance Weighting
Name and Position	Maximum Bonus Percentage	Share Price Weighting	Maximum Individual Performance Weighting	Team Development	Deal Development and Execution	Operations	Exploration Success and Resource / Reserves	Budgets, Timeline, Regulatory Compliance and Financial Control Internal Communications		Environment, Health and Safety
Dr. Mark O’Dea, President and Chief Executive Officer	80%	25%	75%	20%	25%	20%	10%	5%	15%	5%
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	60%	25%	75%	20%	20%	0%	0%	40%	15%	5%
Mr. Troy Fierro, Chief Operating Officer	60%	25%	75%	25%	30%	10%	10%	10%	15%	0%
Mr. Ian Cunningham- Dunlop, Vice President, Exploration	60%	25%	75%	20%	20%	15%	20%	5%	15%	5%
Mr. Jim Lincoln, Vice President, Operations	60%	25%	75%	25%	30%	10%	10%	10%	15%	0%

In the above table, the “Maximum Bonus Percentage” refers to the maximum bonus the executive could earn as a percentage of salary under the Bonus Plan. “Share Price Weighting” refers to the percentage of the Maximum Bonus Percentage that is dependent upon the Corporation’s share price performance. “Maximum Individual Performance Weighting” refers to the percentage of the Maximum Bonus Percentage that is determined by individual performance. The “Individual Performance Weighting” refers to the relative weighting each set of individual goals has on the Maximum Individual Performance Weighting.

Management Information Circular	22

Fronteer Development Group Inc.

Target bonuses are expressed as a percentage of base salary and were set at 50% of the Maximum Bonus Percentage for each NEO. Payouts under the Bonus Plan in respect of each fiscal year are made in the first quarter of the following year and can range from 0% to 200% of target depending upon the actual level of performance achieved. The CEO reviews the corporate performance goals and assesses each executive’s performance (other than his own performance) in relation to how each executive impacted the overall corporate performance. While it may be clear that the objective corporate goal was reached, determining the amount by which each executive contributed to the successful completion of these objectives can be subjective. Often, the CEO uses his judgment in determining the relative importance of each NEO’s contribution and assigns a rating for each NEO under each Individual Performance Weighting category. These results are then discussed with each NEO individually to ensure they understand their individual performance score for each category. Based upon the results, the CEO then recommends to the Compensation Committee performance ratings as well as the bonus payment amount for each of the NEO’s other than himself. The Chairman of the Board assesses the performance of the CEO and makes a recommendation on performance rating and bonus payout for the CEO to the Compensation Committee. Ultimately, any payment under the Bonus Plan is subject to full Board discretion. All of the corporate objectives may have been met, however, the Board continues to have discretion to determine whether a bonus is actually paid and in what amount and will often consider general market and industry conditions and, in particular, the recommendations and independent compensation analyses performed from time to time by independent consultants, such as the Gurr Report recommendation, for guidance concerning appropriate total compensation levels, before ultimately approving the payment of a bonus under the Bonus Plan.

For the year ended December 31, 2009, the Corporation’s Common Share performance was approximately 11.15% better than that of the S&P/TSX Capped Diversified Metals & Mining Index. The S&P/TSX Capped Diversified Metals & Mining Index was chosen as a benchmark performance measure as it consists of a broad based representation of the performance of mining companies with diversified assets, not unlike the Corporation with its mix of gold, copper-gold and uranium assets. Therefore, the executives earned a factor of 0.7 of the maximum 25% available under the share price weighing performance portion of the Bonus Plan, or 17.5% .

Key achievements for 2009 which impacted the individual performance bonus calculations and payouts for the CEO and other NEO’s include: successful completion of business development initiatives such as the Aurora Energy Resources Inc. (“Aurora”) transaction, sale of non-core Turkish assets and the acquisition and disposition of shares of East Asia Minerals Corp. (“East Asia”) common shares; successful increase in gold resources; delivery of positive preliminary economic assessments for the Michelin Uranium and Long Canyon Gold projects; implementation of a health and safety program at Long Canyon; the addition of key talent to the Fronteer team with the hiring of a COO and a Vice President of Business Development; improvements to overall internal reporting and communication; and successful completion of the 2009 development and exploration programs at or under budget.

Management Information Circular	23

Fronteer Development Group Inc.

For 2009, the Compensation Committee recommended and the Board approved the relative individual performance ratings of the senior executives as follows:

(a)

Dr. Mark O’Dea, President and Chief Executive Officer - Dr. O’Dea’s personal objectives included deal development for acquisitions / divestitures; overseeing the development of an internal communication strategy; team development; maintenance of a strong balance sheet and project budget control; and health and safety. Dr. O’Dea achieved the maximum score for his individual performance weighting. The success of the business development initiatives including the Aurora and East Asia transactions, and Turkish asset divestitures were the overriding contributing factors.

(a)

Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary - Mr. Tetzlaff’s personal objectives included analytical and deal support for deal development initiatives; regulatory compliance, including International Financial Reporting Standards (“IFRS”) preparedness and Sarbanes-Oxley (SOX) compliance; and internal reporting and budget control. Mr. Tetzlaff achieved 80% of his maximum individual performance weighting.

(b)

Mr. Troy Fierro, Chief Operating Officer - Mr. Fierro’s personal objectives included reviewing and assessing potential acquisitions; overall project budget control and operational success for all projects; improving internal and external communications; overall project team development; and health and safety initiatives. Mr. Fierro achieved 70% of his maximum individual performance weighting. Mr. Fierro’s bonus was prorated for the number of days he was employed during the 2009 year.

(c)

Mr. Ian Cunningham-Dunlop, Vice President, Exploration - Mr. Cunningham-Dunlop’s personal objectives included assistance with analyzing exploration potential of acquisition targets; resource / reserve expansion; exploration project budget control and reporting; project team development; and project health and safety. Mr. Cunningham-Dunlop achieved 78% of his maximum individual performance weighting.

(d)

Mr. James Lincoln, Vice President, Operations - Mr. Lincoln’s personal objectives included deal development and acquisitions for existing projects; assistance in evaluating potential acquisitions; budget control and operational success for development projects; team development; health and safety initiatives; and improving internal communications. Mr. Lincoln achieved 75% of his maximum individual performance weighting.

Management Information Circular	24

Fronteer Development Group Inc.

As a result, bonuses in respect of fiscal 2009 were approved for Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln of $310,800, $117,413, US$79,800, $102,094 and US$110,625, respectively. Details concerning these bonus payments, along with those paid during the prior fiscal year, are also set out below in the “Executive Summary Compensation Table”. These bonus amounts, as compared to each NEO’s annual salary during fiscal 2009, comprise 74%, 46.5%, 41.3%, 45.4% and 44.3% of Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln’s respective salaries. The bonuses payable to the NEO’s in respect of fiscal 2009 were paid in January 2010.

In addition to salary and bonus entitlements, the Compensation Committee or the Board, subject to approval by the applicable regulatory authorities, if required, may from time to time grant stock options to executive officers under the Employee Plan. Grants of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of Shareholder value. The grant of stock options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made and, if so, in what amount. The Compensation Committee and the Board accepted the recommendations contained in the Gurr Report, in respect of stock option grants with the grant levels proposed and adopted for fiscal 2009 being described as consistent with typical market practices within the mining sector for comparable executive level positions. During 2009, the Compensation Committee and the Board considered and approved the grant of 350,000, 150,000, 150,000, 150,000 and 125,000 stock options to Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln, respectively.

In October 2009, the Compensation Committee retained Roger Gurr & Associates to conduct a further compensation analysis for the 2010 calendar year. The review was carried out to update Gurr’s prior analysis in respect of the Corporation’s compensation levels for its executives and directors. Gurr reviewed the marketplace trends and analyzed executive and director compensation levels and practices of a comparator group comprised of similarly-sized development-stage companies3 focused on strategic metals (primarily gold and uranium). As a result of this updated analysis, which was delivered in December 2010, the Compensation Committee recommended and the Board approved that the NEO’s base salary compensation be increased to $480,000, $260,000, and $230,000 for Messrs O’Dea, Tetzlaff and Cunningham-Dunlop, respectively. The salaries for Messrs Fierro and Lincoln remained unchanged at US$285,000 and US$250,000, respectively. The updated Gurr report recommended and the Compensation Committee and the Board accepted that no changes to director cash compensation levels be made for 2010.

_________________________________
3 The companies referenced in the updated Gurr report consisted of Silver Standard Resources Inc., Uranium One Inc., Gammon Gold Inc., European Goldfields Ltd., Alamos Gold Inc., Semafo Inc., Gabriel Resources Ltd., NovaGold Resources Inc., Seabridge Gold Inc., Jaguar Mining Inc., Aurizon Mines Ltd., Minefinders Corporation Ltd., Platmin Limited, Denison Mines Corp., Corriente Resources Inc., International Minerals Corp., First Majestic Silver Corp., Anatolia Minerals Development Ltd., Banro Corp., Nautilus Minerals Inc., Iberian Minerals Corp., Excellon Resources Inc., Shore Gold Inc., Mega Uranium Ltd., and Crystallex International Corporation. Similar to the preceding Gurr Report, the updated Gurr report selected the comparator peer group because they were of a similar size, asset composition and stage of development as the Corporation, although a few did have annual revenues below US$225 million.

Management Information Circular	25

Fronteer Development Group Inc.

The Gurr report also recommended a range of option grant amounts for the Board members in 2010. The Compensation Committee and the Board accepted these recommendations and option grant amounts for the Board were set accordingly.

The Board, on the recommendations of the Compensation Committee, considers each of the individual components of compensation (salary, bonus and options) when assessing the total compensation package for each NEO. The Board relies heavily on the recommendations of the Compensation Committee and any independent consultants that it retains from time to time for setting salary, bonus and option levels, to ensure the Corporation’s compensation levels and practices continue to remain competitive and appropriate. The individual components of compensation do not necessarily affect one another to the extent the total package is set at comparable levels to industry peers and, in many cases, comparator compensation data may only be used as a guidepost.

Employment Contracts

Each of the NEO’s, with the exception of Mr. Fierro, were at one time, officers of Aurora Energy, which from March 2006 to April 2009, was a reporting issuer on the TSX. In March 2009, Fronteer acquired a substantial portion of the then-outstanding common shares of Aurora Energy by way of take-over bid and, subsequently, in April 2009, Fronteer completed the acquisition of all of the then-remaining outstanding common shares of Aurora Energy pursuant to a second step amalgamation transaction. In connection with the amalgamation transaction, Fronteer also assumed the then-existing 2006 stock option plan of Aurora Energy (the “Aurora Plan”), pursuant to which, upon the amalgamation, each outstanding option to acquire a common share of Aurora Energy automatically converted into an option to acquire 0.825 of a Fronteer Common Share (and rounded to the nearest whole number, to avoid issuance of any fractional shares).

In 2007 and prior years, the NEO’s had employment contracts with each of the Corporation and Aurora Energy, effectively splitting their total compensation between the two companies. In 2008, the NEO’s were phased out of direct involvement in Aurora Energy to resume full time employment with the Corporation and, as a result, their contracts with the Corporation were amended accordingly. The Board, on the recommendation of the Compensation Committee, reviews and approves any contractual arrangements or amendments thereto in respect of the NEO’s, including arrangements that provide for payment at, following, or in connection with any termination or change of control. The contractual arrangements with the NEO’s that provide for such arrangements are designed to remain relatively consistent with similar entitlements granted to other executive officers within the industry, in order to ensure the Corporation’s compensation of its NEO’s remains competitive and appropriate.

The Corporation entered into an employment agreement with Dr. O’Dea effective April 25, 2007 at a salary of $237,500 per annum, retroactive to January 1, 2007. Effective January 1, 2008, this salary was increased to $247,000 based on the results of previous compensation surveys conducted by independent consultants on behalf of the Corporation and the recommendations of the Compensation Committee. On September 1, 2008, Dr. O’Dea ceased to be employed by Aurora Energy and his compensation with the Corporation was therefore increased to $420,000 per annum. In 2009, Mr. O’Dea was paid a total of $98,115 by Aurora as Aurora transitioned to new management. Mr. O’Dea was also paid $15,000 by Aurora when he was a director of Aurora and no longer an employee of Aurora. This payment was made while Aurora was a separate public company. These amounts are not included in the below compensation tables. On September 17, 2009, Dr. O’Dea’s contract was amended to alter the terms of certain change of control provisions, as discussed below. On January 20, 2010, retroactive to January 1, 2010, Dr. O’Dea’s salary was increased to $480,000 per annum.

Management Information Circular	26

Fronteer Development Group Inc.

The Corporation has entered into an employment agreement with Mr. Tetzlaff dated April 25, 2007, at an annual salary of $175,000, retroactive to January 1, 2007. On February 1, 2008, this salary was increased to $252,500 in conjunction with Mr. Tetzlaff giving up the role of Chief Financial Officer of Aurora Energy. On September 17, 2009, Mr. Tetzlaff’s contract was amended to alter the terms of certain change of control provisions, as discussed below. On January 20, 2010, retroactive to January 1, 2010, Mr. Tetzlaff’s salary was increased to $260,000 per annum.

The Corporation has entered into an employment agreement with Mr. Fierro dated April 17, 2009, at an annual salary of $320,000, that was adjusted to US$285,000 on January 20, 2010, when Mr. Fierro was transferred to a US-based subsidiary of the Corporation. The Corporation has entered into an employment agreement with Mr. Cunningham-Dunlop dated April 25, 2007, at an annual salary of $50,000. This agreement was amended February 7, 2008, to provide for an annual salary of $225,000, to reflect the cancellation of his contract with Aurora Energy. On September 17, 2009, Mr. Cunningham-Dunlop’s contract was amended to alter the terms of certain change of control provisions, as discussed below. On January 20, 2010, retroactive to January 1, 2010, Mr. Cunningham-Dunlop’s salary was increased to $230,000 per annum.

The Corporation has entered into an employment agreement with Mr. Lincoln dated April 25, 2007, at an annual salary of US$41,667. This contract was amended February 7, 2008, to provide for an annual salary of $250,000, retroactive to January 1, 2008, in conjunction with the cancellation of Mr. Lincoln’s contract with Aurora Energy. In September 2008, Mr. Lincoln’s contract was transferred to a subsidiary of the Corporation at a salary of US$250,000. On September 17, 2009, Mr. Lincoln’s contract was amended to alter the terms of certain change of control provisions, as discussed below.

Termination and Change of Control Benefits

The Corporation recognizes the valuable services that the NEOs provide to the Corporation and the importance of the continued focus of the NEOs in the event of a possible Takeover Event (as defined below). Because a Takeover Event could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely changed, the Board considers it in the best interests of the Corporation to alleviate any distraction by ensuring that, in the event of a Takeover Event, each NEO would have certain guaranteed rights.

Management Information Circular	27

Fronteer Development Group Inc.

In 2009, the Compensation Committee engaged Mark Daniel to conduct a review of the change of control provisions contained in the executive employment contracts with the goal of bringing them more in line with current industry practice. As a result, on September 17, 2009, the change of control provisions in the NEO’s employment contracts were amended as follows.

In the event of a “Takeover Event” (as defined below) of the Corporation, then all unvested stock options to acquire Common Shares of the Corporation that have been granted to the executive prior to the Takeover Event shall vest immediately before such Takeover Event and, if the employment of the executive is terminated by (A) death; (B) the resignation of the executive because of a “Triggering Event” (as hereinafter defined); or (C) by the Corporation other than for “Just Cause” (as hereinafter defined), then:

(a)

the executive shall for a period of up to one year thereafter be permitted to exercise any such stock options granted to him if not yet exercised (however, in no event shall the executive be permitted to exercise any stock options beyond the expiry date thereof);

(b)

the executive shall be entitled to an amount equivalent to 24 months’ base salary (36 months for Dr. O’Dea and Mr. Fierro) plus an amount equal to the cost of 24 months (36 months for Dr. O’Dea and Mr. Fierro) of existing employment benefits, less applicable statutory deductions. Such payments shall be made in one lump sum within 30 days of the effective date of the Takeover Event or within 30 days of the Triggering Event, if such Triggering Event occurs after 30 days from the Takeover Event;

(c)

the executive shall be entitled to a bonus payment equal to two times (three times for Dr. O’Dea and Mr. Fierro) the average bonus paid in the previous two years. Such bonus payment shall be made in one lump sum payment, less applicable statutory deductions, within 30 days of the effective date of the Takeover Event or within 30 days of the Triggering Event, if such Triggering Event occurs after 30 days from the Takeover Event; and

(d)	the executive shall be entitled to reimbursement for any legal fees incurred in enforcing his rights under the Takeover provisions.

For purposes of the foregoing, a “Takeover Event” is defined as the occurrence of any of the following:

(a)	the Corporation sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets; or

(b)

any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding, by virtue of a takeover bid as that term is defined in the Securities Act (Ontario) or otherwise, acquires from a person or persons other than the Corporation, 50% or more of the voting rights attached to all outstanding voting securities of the Corporation; or

Management Information Circular	28

Fronteer Development Group Inc.

(c)

any person, or combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires from the Corporation, securities carrying 50% or more of the voting rights attached to all outstanding voting securities of the Corporation; or

(d)

a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of the Corporation possessing more than 50% of the total combined voting power of the Corporation’s outstanding voting securities are acquired by a person or persons different from the persons holding those voting securities immediately prior to such event, and the composition of the Board following such event is such that the directors of the Corporation prior to the transaction constitute less than 50% of the Board membership following the event; or

(e)

less than 50% of the directors are “Continuing Directors”, being either (1) an individual who is a member of the Board on the effective date; or (2) an individual who becomes a member of the Board with the agreement of at least a majority of the Continuing Directors who are members of the Board at the date that the individual became a member of the Board; or

(f)

any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, the right to appoint a majority of the directors of the Corporation.

For the purposes of the foregoing, a “Triggering Event” means the occurrence of any one of the following events without the express agreement in writing of the NEO in question:

(a)

a material adverse change in any of the duties, powers, rights, discretion, prestige, title, salary, benefits, or perquisites of the executive as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to or for a period of one year after a Takeover Event;

(b)

a change in the office or body to whom the executive reports immediately prior to or for a period of one year after a Takeover Event, except if such office or body is of equivalent rank or stature, provided that this does not include a change resulting from a promotion in the normal course of business; or

(c)

a material change in the location at which the executive is regularly required to carry out the terms of his employment with the Corporation immediately prior to or for a period of one year after a Takeover Event.

Management Information Circular	29

Fronteer Development Group Inc.

Estimated payments, including perquisites, for Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln, assuming the occurrence of a Takeover Event or a Triggering Event on December 31, 2009, are approximately $1,986,345, $731,702, US$1,155,439, $628,107 and US$774,251, respectively.

The Employee Plan also contains certain provisions relating to the accelerated vesting and exercise of options granted thereunder in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Common Shares or any part thereof is made to all or substantially all holders of Common Shares. In such a case, the Corporation has the right, upon written notice to each optionee holding options under the Employee Plan, with the approval of the Board or Committee, (i) to permit the optionees to exercise their options, as to all or any of the optioned Common Shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionees may participate in such transaction, offer or proposal; and (ii) to accelerate the time for the exercise of the options and the time for the fulfillment of any conditions or restrictions on such exercise. The Aurora Plan which was assumed by Fronteer upon completion of the April 2009 amalgamation transaction (discussed above), contains similar provisions in respect of the accelerated vesting and exercise of options granted thereunder. None of the NEO’s hold any options under the Acquisition Plan.

Assuming the accelerated vesting and exercise of all options under the Employee Plan and the Aurora Plan held by the foregoing NEO’s as of December 31, 2009, Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln would also receive an additional $523,638, $764,800, $97,500, $245,500 and $236,425 in value, respectively, calculated as the number of options held on such date multiplied by the difference between the closing price of the Common Shares on the TSX on December 31, 2009 and the exercise price of such options. In cases where the closing price on December 31, 2009 exceeded the exercise price of the option, a “nil” value was attributed to the applicable options.

Each of the NEO’s employment contracts also contain provisions relating to termination of employment in circumstances other than a Takeover Event or Triggering Event. Generally, the employment contracts may be terminated by the Corporation, as follows:

(a)

At any time for “Just Cause” without notice or payment in lieu thereof or payment of any compensation whatsoever by way of anticipated earnings, bonus payments, benefit contributions or damages of any kind. “Just Cause” includes, but is not limited to, (i) a material breach of the executive’s duties to the Corporation; (ii) gross misconduct or negligence or conviction of a criminal offence under the Criminal Code of Canada and/or other applicable legislation which has or would have a material adverse effect upon the executive’s performance or ability to perform his duties and responsibilities; (iii) solicitation of the Corporation’s clients or affiliates for personal gain or profit; or (iv) any other reason which would constitute just cause under the applicable laws.

Management Information Circular	30

Fronteer Development Group Inc.

(b)

In the absence of Just Cause, on providing written notice to the executive equal to six months (12 months in the case of Dr. O’Dea) plus one month per completed year of service calculated from commencement of employment up to a maximum of 18 months (24 months for Dr. O’Dea) (the “Severance Period”) or, at the Corporation’s election, payment of base salary in lieu of notice for the Severance Period, or any combination. Where payment of base salary in lieu of notice is made, the Corporation will provide: (i) continuation of all employment benefits to which the executive is then entitled for the same Severance Period to the extent that such benefits can be provided without additional cost pursuant to the terms of the plans under which they are provided, and compensation for those benefits which cannot be so provided calculated as the cost to the Corporation of providing those benefits for the relevant period of time if they had been provided during the executive’s employment, and (ii) bonus compensation for the period up to the date of the executive’s termination and for the duration of the Severance Period in accordance with the then applicable bonus plan. Bonus for the Severance Period is determined based on the average bonus actually paid to the executive in the two most recent years.

In the case of Messrs O’Dea and Tetzlaff, if the executive’s termination is for any reason other than Just Cause or the resignation of the executive (in which case all unvested options immediately lapse and are of no further force or effect), upon any such termination being initiated or effected, any options to acquire Common Shares that have not vested as of the date of termination immediately vest and remain exercisable until the earlier of three years (five years for Dr. O’Dea) from the date of termination and their ordinary expiration dates, subject only to any required regulatory approvals and shareholder notifications or approvals.

For the remaining NEO’s, if the executive’s termination is for any reason other than Just Cause or the resignation of the Employee (in which case all unvested options immediately lapse and are of no further force or effect), upon any such termination being initiated or effected, the Board may in its sole discretion resolve that any options to acquire Common Shares that have vested as of the date of termination or which would otherwise have vested during the agreed Severance Period will vest on their otherwise scheduled vesting dates and remain exercisable for such period of time, not exceeding their ordinary expiration dates, as the Board may determine in its sole and unreviewable discretion, subject only to any required regulatory approvals and shareholder notifications or approvals.

In the event of termination of the NEO’s other than for Just Cause or resignation by the executive, as described above, estimated payments for Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln, excluding perquisites, assuming the occurrence of such termination event on December 31, 2009, are approximately $700,000, $210,417, $US140,000, $206,250 and $US$187,500, respectively. The NEO’s would also be entitled to continuing employee benefits over the relevant severance period or a payout of the benefit amount (under $50,000 for each NEO). In addition, assuming the accelerated vesting and exercise of all options under the Employee Plan and the Aurora Plan held by the foregoing NEO’s as of December 31, 2009, Messrs O’Dea, Tetzlaff, Fierro, Cunningham-Dunlop and Lincoln would also receive an additional $523,638, $764,800, $97,500, $245,500 and $236,425 in value, respectively, calculated as the number of options held on such date multiplied by the difference between the closing price of the Common Shares on the TSX on December 31, 2009 and the exercise price of such options. In cases where the closing price on December 31, 2009 exceeded the exercise price of the option, a “nil” value was attributed to the applicable options.

Management Information Circular	31

Fronteer Development Group Inc.

Each NEO has provisions in his employment contract that restricts such NEO, both during the term of the agreement and at any time thereafter, from disclosing any confidential information to any person or using the same for any purpose other than the purposes of the Corporation. No NEO may disclose or use for any purpose, other than those of the Corporation, the private affairs of the Corporation, or any other information which he may acquire during the course of his employment in respect of the business and affairs of the Corporation. Each NEO employment agreement also provides that the NEO will not, either during the term of his agreement or at any time within a period of one (1) year following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Corporation is exploring, has acquired, leased or optioned, or is in the process of acquiring, leasing or optioning, at the termination of his agreement or any renewal thereof.

Performance Graph

The following graph compares the cumulative shareholder return on $100 invested in Common Shares of the Corporation on the TSX on December 31, 2004 to the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”) for the five-year period ending December 31, 2009.

Management Information Circular	32

Fronteer Development Group Inc.

Performance of the Corporation’s share price had declined significantly in 2008 as compared to the increasing share price trend in prior years, primarily due to external factors such as the weakened global economic and market conditions, a three year government moratorium on uranium mining in Labrador, and falling uranium prices, all of which dramatically affected the value of the Corporation’s Common Share price. Notwithstanding the decline in share price, the Corporation continued to build its business and improve its existing mineral property assets and resources. These improvements resulted in an improved share price and an increase in market capitalization over the prior year. The compensation offered to the Corporation’s senior executives is consistent with the Corporation’s continued progress in building its business and asset base. The Compensation Committee recommended and the Board approved a change in the emphasis placed on share price appreciation in its executive compensation package, to better reflect the importance of building and improving the Corporation’s assets. In 2007 and prior years, bonuses were exclusively based on share price performance. From and after 2008, the Bonus Plan was changed to provide a greater emphasis on performance of the Corporation in achieving its business plan objectives, which objectives are described in greater detail above in the section entitled “Compensation Discussion and Analysis”. Each executive’s bonus is now tied to his relative performance in helping the Corporation meet these objectives and in meeting such executive’s individually-set performance objectives. The Board also relies heavily on independent compensation consultants to provide analyses, recommendations and benchmarks having regard to the total compensation levels in the industry among comparable companies, to ensure that the Corporation is compensating its executives fairly and competitively and is able to attract and retain qualified individuals to help the Corporation continue to meet its business plan objectives.

Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2009 and 2008, in respect of the individuals who were, during the fiscal year ended December 31, 2009, the NEO’s (consisting of the Chief Executive Officer and the Chief Financial Officer and the three other highest paid executive officers measured by base salary, cash bonus, option-based awards, share-based awards and all other compensation (excluding any payments made in connection with a termination or Takeover Event or Triggering Event)). As permitted under amended Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations, information has only been provided with respect to the two most recent fiscal years of the Corporation. For information related to the compensation payable to the Corporation’s NEO’s for fiscal 2007, please refer to the Corporation’s management information circular in respect of such year, a copy of which is available on SEDAR at www.sedar.com. The Corporation does not have any pension plans, long-term non-equity incentive plans or deferred compensation plans. In addition, the Corporation does not currently have any plans or arrangements in place that provide for share-based awards.

Management Information Circular	33

Fronteer Development Group Inc.

Name and Principal Position	Year Ended December 31	Salary ($)	Share- based Awards ($)	Option- based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(4) ($)	Total Compensation (5) ($)
					Annual Incentive Plans(3) ($)	Long Term Incentive Plans ($)
Dr. Mark O’Dea, President and Chief Executive Officer(7)	2009	420,000	Nil	618,242	310,800	Nil	Nil	9,525	1,358,567
	2008	304,667	Nil	1,389,881	154,380	Nil	Nil	44,931	1,893,859
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	2009	252,500	Nil	264,961	117,413	Nil	Nil	7,774	642,648
	2008	246,042	Nil	588,027	93,741	Nil	Nil	44,233	972,043
Mr. Troy Fierro, Chief Operating Officer(6)	2009	212,493	Nil	300,242	87,900	Nil	Nil	27,349	627,984
	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Ian Cunningham- Dunlop, Vice President, Exploration	2009	225,000	Nil	264,961	102,094	Nil	Nil	6,619	598,674
	2008	215,084	Nil	588,027	62,775	Nil	Nil	19,020	884,906
Mr. James Lincoln, Vice President, Operations(1)	2009	284,325	Nil	220,801	125,814	Nil	Nil	39,208	670,148
	2008	264,363	Nil	588,027	79,488	Nil	Nil	53,285	985,163

_______________________
Notes:

(1)

Mr. Lincoln’s 2009 salary and benefit amounts have been converted from US to Canadian dollars using the average exchange rate reported by the Bank of Canada for the 2009 year of $1.1373. For fiscal 2008, Mr. Lincoln was paid in Canadian dollars for the eight months ended August 31, 2008. For the remainder of the year he was paid in US dollars. The portion of his 2008 salary paid in US dollars has been converted to Canadian dollars at an exchange rate of 1.17238, the average rate for the four month period quoted by the Bank of Canada.

(2)

In 2009, each NEO, with the exception of Mr. Fierro, was granted stock options under the Employee Plan on February 23, 2009 at an exercise price of $3.09 per share. The grant date option based award value was calculated using the Black-Scholes option pricing model with a discount rate of 1.74%, an expected life of 3.7 years and a volatility factor of 80%. The option value is the same as that calculated for accounting purposes in accordance with Section 3870 of the CICA Handbook. Messrs O’Dea, Tetzlaff, Cunningham- Dunlop and Lincoln were granted 350,000, 150,000, 150,000 and 125,000 stock options, respectively. Mr. Fierro was granted 150,000 stock options on May 12, 2009 at an exercise price of $3.09 per share. The option based award value of Mr. Fierro’s options was calculated using the Black-Scholes option pricing model with a discount rate of 1.74%, an expected life of 3.7 years and a volatility factor of 80%. The grant date option value is the same as that calculated for accounting purposes in accordance with Section 3870 of the CICA Handbook. The Black-Scholes option pricing model requires the use of subjective assumptions, including those assumptions noted above. As a result of options under the Corporation’s Employee Plan having characteristics different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable single measure of the fair value of options granted.

In 2008, each NEO, with the exception of Mr. Fierro, was granted stock options on February 6, 2008 at an exercise price of $8.04 per share. The option based award value was calculated using the Black-Scholes option pricing model with a discount rate of 3.39%, an expected life of 3.38 years and a volatility factor of 74%. The grant date option value is the same as that calculated for accounting purposes in accordance with Section 3870 of the CICA Handbook. Messrs O’Dea, Tetzlaff, Cunningham-Dunlop and Lincoln were granted 325,000, 137,500, 137,500 and 137,500 stock options, respectively. The Black-Scholes option pricing model requires the use of subjective assumptions, including those assumptions noted above. As a result of options under the Corporation’s Employee Plan [and the Aurora Plan] having characteristics different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable single measure of the fair value of options granted.

(3)	Amounts relate to bonuses paid to the NEO for the applicable year. 2009 bonuses were paid in early 2010, while the 2008 bonus amounts were paid to the NEO’s in 2009.

Management Information Circular	34

Fronteer Development Group Inc.

(4)

For each of 2009 and 2008, amounts for each NEO relate to payments for life insurance, medical, dental and health insurance premiums paid, parking and club memberships where applicable, and, in the case of Mr. Fierro, the 2009 amount also includes moving expenses. In 2008, the amounts also include payments for accrued vacation days not taken of $33,997, $34,900, $13,314 and $42,329 for Messrs O’Dea, Tetzlaff, Cunningham-Dunlop and Lincoln, respectively. Mr. Lincoln’s amounts were converted from US to Canadian dollars using the four month average rate of $1.17238 quoted by the Bank of Canada. The incremental cost of perquisites provided to the NEO’s was calculated by the Corporation based on the amounts actually paid by the Corporation.

(5)

Dr. O’Dea also held the position of President and Chief Executive Officer of Aurora Energy for the eight months ended August 31, 2008. During this time, he was paid a salary of $295,450 and continued to receive a salary from Aurora Energy until the end of February 2009. He was also paid a bonus by Aurora Energy in 2009 in respect of his services in 2008 of $54,782. Mr. Tetzlaff also held the position of Chief Financial Officer and Corporate Secretary of Aurora Energy until February 6, 2008. In 2008, he received a salary of $15,474 and transition payments totaling $85,000 from Aurora Energy. Mr. Tetzlaff also received a payment of $25,387 for accrued vacation pay by Aurora Energy. Mr. Cunningham-Dunlop was Vice President, Exploration for Aurora Energy for the eight months ended August 31, 2008. During 2008, he was paid a salary of $10,833 by Aurora Energy and was paid a transition payment in the amount of $36,000. Mr. Cunningham-Dunlop also received a payment of $27,003 for accrued vacation pay by Aurora Energy. Mr. Lincoln held the position of Chief Operating Officer of Aurora Energy for the eight months ended August 31, 2008. During this time, Aurora Energy reimbursed the Corporation a total of $166,680 of salary paid to Mr. Lincoln by the Corporation and paid Mr. Lincoln a transition payment in the amount of $104,290 and $24,546 for accrued vacation pay.

(6)

Mr. Fierro commenced employment in April 2009. Mr. Fierro’s US salary and benefit amounts have been converted into Canadian dollars from US dollars at a rate of 1.1013, the average exchange rate from April 2009 to December 31, 2009 quoted by the Bank of Canada.

(7)	Dr. O’Dea also serves as a director of the Corporation but does not receive any additional compensation in his capacity as a director.

Management Information Circular	35

Fronteer Development Group Inc.

Executive Equity Incentive Plan Awards

The following table sets out information concerning all option-based awards held by each NEO that were outstanding as at December 31, 2009. The Corporation has not granted, and nor do the NEO’s hold, any share-based awards.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiry date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Dr. Mark O’Dea, President and Chief Executive Officer	350,000	3.09	Feb 23, 2019	364,000	Nil	Nil
	225,000	6.50	May 9, 2011	Nil
	200,000	14.25	Feb 15, 2012	Nil
	325,000	8.04	Feb 5, 2018	Nil
	242,424	17.42	Mar 16, 2012	Nil
	304,921	4.36	Feb 14, 2011	Nil
	123,750	2.84	Aug 15, 2013	159,638
	123,750	11.10	Oct 2, 2011	Nil
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	150,000	3.09	Feb 23, 2019	156,000	Nil	Nil
	110,000	1.85	Jan 31 2010	250,800
	200,000	2.34	Jun 29, 2010	358,000
	75,000	6.50	May 9, 2011	Nil
	75,000	14.25	Feb 15, 2012	Nil
	137,500	8.04	Feb 5, 2018	Nil
	61,875	17.42	Mar 16, 2012	Nil
	33,000	11.10	Oct 2, 2011	Nil
	216,562	4.36	Feb 14, 2011	Nil
Mr. Troy Fierro, Chief Operating Officer	150,000	3.48	May 12, 2019	97,500	Nil	Nil

Management Information Circular	36

Fronteer Development Group Inc.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiry date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Mr. Ian Cunningham- Dunlop, Vice President, Exploration	150,000	3.09	Feb 23, 2019	156,000	Nil	Nil
	50,000	2.34	Jun 29, 2010	89,500
	50,000	6.50	May 9, 2011	Nil
	50,000	14.25	Feb 15, 2012	Nil
	137,500	8.04	Feb 5, 2018	Nil
	70,125	4.36	Feb 14, 2011	Nil
	41,250	17.42	Mar 16, 2012	Nil
	20,625	2.84	Aug 15, 2013	26,606
	33,000	11.10	Oct 2, 2011	Nil
Mr. James Lincoln, Vice President, Operations	125,000	3.09	Feb 23, 2019	130,000	Nil	Nil
	100,000	4.50	Mar 21, 2011	Nil
	137,500	8.04	Feb 5, 2018	Nil
	24,750	11.10	Oct 2, 2011	Nil
	41,250	17.42	Mar 16, 2012	Nil
	82,500	2.84	Aug 15, 2013	106,425
	82,500	4.36	Feb 14, 2011	Nil

____________________
Notes:

(1)

Amounts include options to acquire common shares of Aurora Energy. The securities underling the stock options of the Corporation are Common Shares. The issuer of the stock options is the Corporation, in certain cases, and Aurora Energy, in other cases. Prior to the Corporation’s successful acquisition of Aurora Energy in 2009 pursuant to a take-over bid and subsequent amalgamation transaction (as discussed above), each outstanding option granted under the Aurora Energy Plan (discussed further below under “Summary of Stock Option Plan (Aurora Plan)”), was exercisable for one common share of Aurora Energy. Upon the amalgamation of a wholly-owned subsidiary of Fronteer with Aurora Energy, resulting in Aurora Energy becoming a wholly-owned subsidiary of Fronteer, each outstanding option under the Aurora Plan automatically converted into an option to acquire 0.825 of a Fronteer Common Share. For further details concerning the terms of options generally, see the section of this Circular below entitled “Securities Authorized for Issuance Under Equity Compensation Plans”. The Aurora Energy option amounts reflected above have been expressed in terms of Fronteer Common Shares.

(2)

The exercise price of an option granted under Fronteer’s Employee Plan is generally the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. The exercise price of an option granted under the Aurora Plan is generally the volume weighted average trading price of the Aurora Energy common shares on the TSX for the five trading days immediately preceding the date of grant, adjusted to reflect the automatic conversion of each such option to acquire one common share of Aurora Energy into 0.825 of a Fronteer Common Share, as discussed above.

Management Information Circular	37

Fronteer Development Group Inc.

(3)

The value of unexercised in-the-money options is calculated as the difference between the closing price of the Corporation’s Common Shares on the TSX on December 31, 2009 of $4.13 and the underlying option exercise price, multiplied by the number of options outstanding (and adjusted by the 0.825 conversion ratio discussed in note 2 above, in the case of options under the Aurora Plan. This value has not been, and may never be, realized by the NEO. The actual gains, if any, on exercise will depend on the value of the Common Shares on the TSX on the date of the option exercise. Options granted prior to 2008 to each NEO had a five year term. Options granted in 2008 and 2009 have a 10 year term.

Executive Incentive Plan Awards

The following table sets out the value of all incentive plan awards to NEOs, consisting of options, that vested during the year ended December 31, 2009, and the value earned by each NEO under the annual performance incentives. The Corporation has not granted, and nor do the NEO’s hold, any share-based awards. The Corporation does not have any long-term non-equity incentive plans in place.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Mark O’Dea, President and Chief Executive Officer	54,038	Nil	310,800
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	Nil	Nil	117,413
Mr. Troy Fierro, Chief Operating Officer	7,500	Nil	87,900
Mr. Ian Cunningham-Dunlop, Vice President, Exploration	9,006	Nil	102,094
Mr. James Lincoln, Vice President, Operations	36,025	Nil	125,814

___________________
Notes:

(1)

Represents the dollar value that would have been realized from options if the options that vested in fiscal 2009 had been exercised on the applicable vesting date. This is calculating by multiplying the number of options that vested during fiscal 2009 by the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options. In certain cases, as more particularly described in the notes that follow, the value of options which vested is “nil”, as the exercise price for each applicable vested option was greater than the market value of the Common Shares on the TSX on the applicable vesting date. The exercise price of an option granted under Fronteer’s Employee Plan is generally the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. The exercise price of an option granted under the Aurora Plan is generally the volume weighted average trading price of the Aurora Energy common shares on the TSX for the five trading days immediately preceding the date of grant, subject to adjustment to reflect the automatic conversion of each such option to acquire one common share of Aurora Energy into 0.825 of a Fronteer Common Share, as discussed above. Further details concerning options granted to the NEOs and the terms of such options are set out elsewhere in this Circular under “Particulars of Other Matters to be Acted Upon – Confirmation and Approval of Amended and Restated Stock Option Plan”, “Executive Summary Compensation Table”, “Executive Equity Incentive Plan Awards” and “Securities Authorized for Issuance under Equity Compensation Plans”.

Management Information Circular	38

Fronteer Development Group Inc.

Compensation of Directors

The Board, on the recommendation of the Compensation Committee, reviews and approves changes to the Corporation’s director compensation arrangements from time to time to ensure they remain competitive in light of the time commitments required from directors and align directors’ interests with those of Shareholders. Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and stock options issuable from time to time under Fronteer’s Employee Plan (described in greater detail below), based on the recommendations of the Compensation Committee. In 2009, non-executive directors of the Corporation were paid a base retainer fee of $45,000 per annum. In addition, the Chairman of the Board receives an additional $50,000 retainer per annum. Members of the Special Option Committee are entitled to a per meeting fee of $1,300. The Chair of the Audit Committee is entitled to an additional $12,000 per annum and the Chairs of each of the Compensation Committee and Corporate Governance and Nominating Committee, each receive an additional $6,000 per annum. No additional fees have yet been established for the Chair or members of the recently established Health, Safety and Environment Committee. Dr. Mark O’Dea receives compensation as an officer and employee of the Corporation and, accordingly, does not receive any additional compensation for his service as a director.

Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as directors of the Corporation.

The Corporation also maintains liability insurance covering directors and officers of the Corporation and its subsidiaries acting in their capacities as such. Further details concerning such insurance are set out in this Circular below.

Director Summary Compensation Table

During the year ended December 31, 2009, the directors (other than Dr. O’Dea whose compensation is disclosed in the Executive Summary Compensation Table for NEOs above) received the compensation set out below. The directors are not entitled to any compensation under any annual or long-term non-equity incentive plans. The Corporation has not granted, and nor do the directors hold, any share-based awards.

Management Information Circular	39

Fronteer Development Group Inc.

Name	Fees earned ($)	Share based awards ($)	Option based awards(1) ($)	Non-equity inventive plan compensation ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
Mr. Oliver Lennox- King, Chairman	95,000	Nil	298,583	Nil	Nil	Nil	393,583
Mr. George Bell	51,000	Nil	199,056	Nil	Nil	Nil	250,056
Mr. Scott Hand	45,000	Nil	199,056	Nil	Nil	Nil	244,056
Mr. Lyle R. Hepburn	51,000	Nil	199,056	Nil	Nil	Nil	250,056
Mr. Jo Mark Zurel	57,000	Nil	199,056	Nil	Nil	Nil	256,056
Mr. Donald McInnes	45,000	Nil	199,056	Nil	Nil	Nil	244,056

____________________
Notes:

(1)

Amount reflects an estimate of the fair market value of stock options granted under the Employee Plan in 2009 using the Black-Scholes option pricing model with the following assumptions: an exercise price of $3.09 (closing price $2.90); a discount rate of 1.74%; an expected life of 4.8 years; and an expected volatility of 82%. During 2009, Mr. Lennox-King was granted 150,000 options, while all other non-executive directors were granted 100,000 options. The values reported are the same as those used for accounting purposes in accordance with Section 3870 of the CICA Handbook. The Black-Scholes option pricing model requires the use of subjective assumptions, including those assumptions noted above. As a result of options under the Corporation’s Employee Plan having characteristics different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable single measure of the fair value of options granted. All director options vest at the time of grant. The exercise price of an option granted under Fronteer’s Employee Plan is generally the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.

The Corporation maintains side A, B and C liability insurance covering directors and officers of the Corporation and its subsidiaries acting in their capacities as such. The premium for such insurance in the 2009 fiscal year was approximately $306,000, which was paid by the Corporation. The aggregate insurance coverage obtained under the policy is $30,000,000 per year, with a general deductible of $50,000 per claim. No indemnification has been paid or become payable under such insurance since the beginning of 2009.

In accordance with the Business Corporations Act (Ontario) (the “OBCA”), the by-laws of the Corporation also provide for the indemnification of a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a corporation in which the Corporation is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a director or officer of the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Management Information Circular	40

Fronteer Development Group Inc.

Fronteer has also entered into Indemnity Agreements with certain of its directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Corporation is permitted to provide indemnification under the OBCA. As discussed above, a policy of directors’ and officers’ liability insurance is maintained by the Corporation which insures directors and officers for losses as a result of claims against the directors and officers of the Corporation in their capacity as directors and officers and also reimburses Fronteer for payments made pursuant to the indemnity provisions under the Indemnity Agreements, the by-laws of Fronteer and the OBCA.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the US Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

Director Equity Incentive Plan Awards

The following table outlines the equity incentive awards, being option-based awards, made to each director (other than Dr. O’Dea whose compensation is disclosed in the Executive Summary Compensation Table for NEOs above) that were outstanding as at December 31, 2009. The Corporation has not granted, and nor do the directors hold, any share-based awards.

Name		Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiry date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share- based awards that have not vested ($)
Mr. Oliver Lennox-King	150,000	3.09	Feb 23, 2019	156,000	Nil	Nil
	150,000	6.50	May 9, 2011	Nil
	120,000	14.25	Feb 15, 2012	Nil
	120,000	8.04	Feb 5, 2018	Nil
	82,500	11.10	Oct 2, 2011	Nil
	371,250	4.36	Feb 14, 2011	Nil
	99,000	17.42	Mar 16, 2012	Nil

Management Information Circular	41

Fronteer Development Group Inc.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiry date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share- based awards that have not vested ($)
Mr. George Bell	100,000	3.09	Feb 23, 2019	104,000	Nil	Nil
	75,000	6.50	May 9, 2011	Nil
	60,000	14.25	Feb 15, 2012	Nil
	75,000	8.04	Feb 5, 2018	Nil
Mr. Scott Hand	100,000	3.09	Feb 23, 2019	104,000	Nil	Nil
	150,000	14.17	May 2, 2012	Nil
	75,000	8.04	Feb 5, 2018	Nil
Mr. Lyle R. Hepburn	100,000	3.09	Feb 23, 2019	104,000	Nil	Nil
	75,000	6.50	May 9, 2011	Nil
	60,000	14.25	Feb 15, 2012	Nil
	75,000	8.04	Feb 5, 2018	Nil
Mr. Jo Mark Zurel	100,000	3.09	Feb 23, 2019	104,000	Nil	Nil
	150,000	10.06	Dec 11, 2011	Nil
	60,000	14.25	Feb 15, 2012	Nil
	75,000	8.04	Feb 5, 2018	Nil
Mr. Donald McInnes	100,000	3.09	Feb 23, 2019	104,000	Nil	Nil
	75,000	6.50	May 9, 2011	Nil
	60,000	14.25	Feb 15, 2012	Nil
	75,000	8.04	Feb 5, 2018	Nil

_________________
Notes:

(1)

The securities underling the stock options of the Corporation are Common Shares. The issuer of the stock options is the Corporation, in certain cases, and Aurora Energy, in other cases. Prior to the Corporation’s successful acquisition of Aurora Energy in 2009 pursuant to a take-over bid and subsequent amalgamation transaction (as discussed above), each outstanding option granted under the Aurora Plan (discussed further below under “Summary of Stock Option Plan (Aurora Plan)”), was exercisable for one common share of Aurora Energy. Upon the amalgamation of a wholly-owned subsidiary of Fronteer with Aurora Energy, resulting in Aurora Energy becoming a wholly-owned subsidiary of Fronteer, each outstanding option under the Aurora Plan automatically converted into an option to acquire 0.825 of a Fronteer Common Share. For further details concerning the terms of options generally, see the section of this Circular below entitled “Securities Authorized for Issuance Under Equity Compensation Plans”. Option amounts and option exercise prices include options granted to Mr. Lennox-King by Aurora Energy, which have been adjusted to reflect the automatic conversion of each applicable option to acquire one common share of Aurora Energy into 0.825 of a Fronteer Common Share, as discussed above.

(2)

The exercise price of an option granted under Fronteer’s Employee Plan is generally the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. The exercise price of an option granted under the Aurora Plan is generally the volume weighted average trading price of the Aurora Energy common shares on the TSX for the five trading days immediately preceding the date of grant, adjusted to reflect the automatic conversion of each such option to acquire one common share of Aurora Energy into 0.825 of a Fronteer common share, as discussed above.

Management Information Circular	42

Fronteer Development Group Inc.

(3)

The value of unexercised in-the-money options is calculated as the difference between the closing price of the Corporation’s Common Shares as listed on the TSX on December 31, 2009 of $4.13 and the underlying option exercise price, multiplied by the number of options outstanding (and adjusted by the 0.825 conversion ratio discussed in note 2 above, in the case of options under the Aurora Plan). This value has not been, and may never be, realized by the director. The actual gains, if any, on exercise will depend on the value of the Common Shares on the TSX on the date of the option exercise.

Director Incentive Plan Awards

The following table sets out the value of all incentive plan awards to directors (other than Dr. O’Dea whose compensation is disclosed in the Executive Summary Compensation Table for NEOs above) consisting of options that vested during the year ended December 31, 2009. The Corporation has not granted, and the directors do not hold, any share-based awards. The Corporation does not have any annual or long-term non-equity incentive plans applicable to directors or pursuant to which they may be compensated.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mr. Oliver Lennox-King	298,583	Nil	Nil
Mr. George Bell	199,056	Nil	Nil
Mr. Scott Hand	199,056	Nil	Nil
Mr. Lyle R. Hepburn	199,056	Nil	Nil
Mr. Jo Mark Zurel	199,056	Nil	Nil
Mr. Donald McInnes	199,056	Nil	Nil

__________________
Notes:

(1)

All director options vest at the time of grant. The securities underlying the stock options of the Corporation are Common Shares. The issuer of the stock options is the Corporation. Amount represents an estimate of the grant date fair market value of stock options granted in 2009 using the Black-Scholes option pricing model with the following assumptions: an exercise price of $3.09 (closing price on day of grant $2.90); a discount rate of 1.74%; an expected life of 4.8 years; and an expected volatility of 82%. During 2009, Mr. Lennox-King was granted 150,000 options, while all other non-executive directors were granted 100,000 options. The values reported are the same as those used for accounting purposes in accordance with Section 3870 of the CICA Handbook. The Black-Scholes option pricing model requires the use of subjective assumptions, including those assumptions noted above. As a result of options under the Corporation’s Employee Plan having characteristics different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable single measure of the fair value of options granted. The exercise price of an option granted under Fronteer’s Employee Plan is generally the closing sale price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. No options previously granted under the Aurora Plan vested during the fiscal 2009 year. Further details concerning options granted to the directors and the terms of such options are set out elsewhere in this Circular under “Particulars of Other Matters to be Acted Upon – Confirmation and Approval of Amended and Restated Stock Option Plan”, “Director Summary Compensation Table”, “Director Equity Incentive Plan Awards” and “Securities Authorized for Issuance under Equity Compensation Plans”.

Management Information Circular	43

Fronteer Development Group Inc.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out the number of securities issued and issuable under three separate equity compensation plans of the Corporation, referred to as the Employee Plan, the Acquisition Plan and the Aurora Plan, and the number of securities available for issuance under each such plan, in each case as at December 31, 2009. Additional details concerning each such equity compensation plan of the Corporation is set out in the sections of this Circular that follow.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (Employee Plan)	6,953,400	$6.55	5,017,508(2)
Equity compensation plan not approved by security holders (Acquisition Plan)(3)	19,500	$9.62	Nil(5)
Equity compensation plan not approved by security holders (Aurora Plan)(4)	4,762,453	$7.73	Nil(5)
Total	11,735,353	$7.18	5,017,508

______________
Notes:

(1)	The weighted average exercise price of the outstanding options is calculated based on the weighted average exercise price of the outstanding options underlying each such plan as of December 31, 2009.

(2)

Calculated as 10% of the issued and outstanding Common Shares of the Corporation less the outstanding options under the Employee Plan at December 31, 2009. See “Particulars of Other Matters to be Acted Upon – Confirmation and Approval of Amended and Restated Stock Option Plan” above and “Summary of Amended and Restated Stock Option Plan (Employee Plan)” below.

(3)	Assumed in connection with the acquisition of NewWest Gold Corporation (“NewWest”). See “Summary of Stock Option Plan (Acquisition Plan)” below.

(4)

Assumed in connection with the acquisition of Aurora Energy. See “Summary of Stock Option Plan (Aurora Plan)” below. While the Aurora Plan was not previously approved by the Shareholders of Fronteer, it was approved and adopted by the then-shareholders of Aurora Energy prior to Fronteer’s acquisition of Aurora Energy, as required by the TSX rules then applicable to Aurora Energy.

(5)

No further options may be issued under either the Acquisition Plan or the Aurora Plan, following their assumption by Fronteer in connection with the plan of arrangement with NewWest and the amalgamation transaction with Aurora Energy, respectively.

Summary of Amended and Restated Stock Option Plan (Employee Plan)

As described above, the Corporation’s Employee Plan is an amendment and restatement of the Corporation’s Existing Plan, which is a “rolling” stock option plan, which had been adopted by the Shareholders, as amended from time to time, and pursuant to which options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Employee Plan, shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time. Underlying Common Shares in respect of which options are exercised, and underlying Common Shares in respect of which options are not exercised either because the relevant options expire or are cancelled, once again become available for issue upon the exercise of subsequent grants of options. Common Shares issuable under the Employee Plan form part of a separate pool than the Common Shares issuable pursuant to each of the Aurora Plan and the Acquisition Plan assumed by Fronteer, such that the maximum number of Common Shares issuable under the Employee Plan is 10% of the then-outstanding Common Shares.

Management Information Circular	44

Fronteer Development Group Inc.

A summary of the key provisions of the Employee Plan, including details as to the number of options outstanding under the Employee Plan and the number of Common Shares reserved for issuance under the Employee Plan, among other details, are set out above under the section of this Circular entitled “Particulars of Other Matters to be Acted Upon – Confirmation and Approval of Amended and Restated Stock Option Plan (Employee Plan)”.

As noted above, the Employee Plan is a “rolling” stock option plan and, accordingly, pursuant to the rules of the TSX, must be confirmed by the Shareholders every three years at a duly called meeting of Shareholders. In accordance with these rules, the Corporation is seeking approval and confirmation of the Employee Plan at the Meeting, details of which are set out in this Circular above under the section entitled “Particulars of Other Matters to be Acted Upon – Confirmation and Approval of Amended and Restated Stock Option Plan (Employee Plan)”.

Summary of Stock Option Plan (Acquisition Plan)

The Corporation inherited the acquisition stock option plan of NewWest Gold Corporation (“NewWest”) (the “Acquisition Plan”) in connection with the acquisition of NewWest pursuant to a plan of arrangement. On September 24, 2007, the effective date of the NewWest arrangement, all of the options outstanding under the Acquisition Plan were replaced by options to acquire Common Shares of the Corporation, whereby the Corporation agreed to issue to the holder thereof a number of Common Shares equal to the number of common shares of NewWest which such holder was entitled to receive upon the exercise of such holder’s NewWest option, multiplied by 0.26 (rounded down to the nearest whole number).

The Corporation may not grant any further options under the Acquisition Plan. As of March 25, 2010, 19,500 Common Shares (representing 0.02% of the issued and outstanding Common Shares) are currently reserved for issuance pursuant to options granted under the Acquisition Plan.

In accordance with regulatory approvals obtained in connection with the assumption of the Acquisition Plan, Common Shares issuable under the Acquisition Plan form part of a separate pool than the Common Shares issuable pursuant to each of the Employee Plan of Fronteer and the Aurora Plan assumed by Fronteer, such that the Common Shares issuable under the Acquisition Plan do not count toward the 10% maximum established for the Employee Plan.

Management Information Circular	45

Fronteer Development Group Inc.

Summary of Stock Option Plan (Aurora Plan)

On April 21, 2009, Fronteer assumed the stock option plan of Aurora Energy (the “Aurora Plan”) in connection with the acquisition of Aurora Energy pursuant to a take-over bid and subsequent amalgamation transaction. Upon amalgamation, Fronteer assumed the Aurora Plan and options to acquire common shares of Aurora Energy automatically converted into options to acquire 0.825 of a Fronteer Common Shares (rounded to the nearest whole number to avoid fractional shares), in accordance with the terms of the Aurora Plan.

The Corporation may not grant any further options under the Aurora Plan. As of March 25, 2010, 4,568,304 Common Shares (representing 3.8% of the issued and outstanding Common Shares) are currently reserved for issuance pursuant to outstanding options granted under the Aurora Plan.

In accordance with regulatory approvals obtained in connection with the assumption of the Aurora Plan, Common Shares issuable under the Aurora Plan form part of a separate pool than the Common Shares issuable pursuant to each of the Employee Plan of Fronteer and the Acquisition Plan, such that the Common Shares issuable under the Aurora Plan do not count toward the 10% maximum established for the Employee Plan.

Corporate Governance Disclosure

Board of Directors

Mr. Oliver Lennox-King (Chairman), Mr. George Bell, Mr. Lyle R. Hepburn, Mr. Donald McInnes, Mr. Scott Hand and Mr. Jo Mark Zurel, together representing a majority of the directors of the Corporation, are independent directors within the meaning of applicable securities laws, while Dr. Mark O’Dea, the President and Chief Executive Officer of the Corporation, is not considered independent by virtue of his position as President and Chief Executive Officer.

Some of the directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships with all other reporting issuers held by members of the Board as at March 25, 2010.

Director Name	Other Reporting Issuer Directorships held
Dr. Mark O’Dea	Laurentian Goldfields Ltd.
Mr. Oliver Lennox-King	CGX Energy Inc.; Mineral Deposits Limited
Mr. Lyle R. Hepburn	Gitennes Exploration Inc.; First Nickel Inc.; North Atlantic Resources Ltd.
Mr. Donald McInnes	Plutonic Power Corporation; Blackstone Ventures Inc.
Mr. Jo Mark Zurel	Major Drilling International Inc.; Newfoundland Power Inc.
Mr. George Bell	Norsemont Mining Inc.; North Atlantic Resources Ltd.

Management Information Circular	46

Fronteer Development Group Inc.

Director Name	Other Reporting Issuer Directorships held
Mr. Scott Hand	Manulife Financial Corporation

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. When appropriate, the independent directors hold in camera sessions at which the non-independent directors and management are not in attendance. During fiscal 2009, the independent members of the Board met in camera on four occasions.

The Chairman of the Board is Mr. Oliver Lennox-King, who is considered independent within the meaning of applicable securities laws. The Chairman is appointed by the Board after consideration of the recommendation of the Corporate Governance and Nominating Committee. The Chairman of the Board chairs regular meetings of the Board and assumes other responsibilities that the directors as a whole delegate from time to time. See also “Position Descriptions” below.

The Board held a total of 12 meetings during 2009. The director’s attendance at these meetings is outlined in the table below. Only 4 of the meetings were regularly scheduled, for which all members of the Board attended. The remaining meetings were called on an ad hoc basis as and when required.

Name	Meetings Attended
Oliver Lennox-King	10
Mark O’Dea	11
Lyle R. Hepburn	12
George Bell	12
Donald McInnes	10
Jo Mark Zurel	12
Scott Hand	12

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), a copy of which is attached as Schedule”A” to this Circular.

Position Descriptions

The Board does not have a formal written position description for the Chairman. The prime responsibility of the Chairman of the Board is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervising management of the Corporation. Critical to meeting this accountability is fostering effective relationships between the Board, management, Shareholders and other stakeholders. The Chairman, as the presiding member, oversees that these relationships continue to be effective, efficient and in furtherance of the best interests of the Corporation.

Management Information Circular	47

Fronteer Development Group Inc.

The responsibility of the Chairman is summarized as follows, which responsibilities, among others delegated to him from time to time, are set out in the Board Mandate attached as Schedule “A” to this Circular:

(a)	provides leadership to the Board with respect to its functions as described in the Board Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

(b)	chairs meetings of the Board, unless not present, including in camera sessions;

(c)	ensures that the Board meets on a regular basis and at least quarterly, or more often as is necessary;

(d)	establishes a schedule for holding meetings of the Board;

(e)	establishes the agenda for each meeting of the Board, with input from other Board members and any other relevant parties, as applicable;

(f)	ensures that Board materials are available to any director on request;

(g)	ensures that the members of the Board understand and discharge their duties and obligations;

(h)	fosters ethical and responsible decision making by the Board and its individual members;

(i)	oversees the structure, composition, membership and activities of the Board;

(j)	ensures that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently and preapproves work to be done for the Board by consultants;

(k)	facilitates effective communication between members of the Board and management; and

(l)	attends each meeting of Shareholders to respond to any questions from Shareholders that may be put to the Chairman.

The Corporation has not adopted any written descriptions for the positions of the Chairs of the Committees of the Board. The responsibilities of the Chair of each Committee have been set out in the applicable Committee charters and are summarized as follows:

(a)

provides leadership to the Committee with respect to its functions as described in the applicable charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

Management Information Circular	48

Fronteer Development Group Inc.

(b)

chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)	ensures that the Committee meets on a regular basis and at least twice per year, or more often as is necessary;

(d)	in consultation with the Chairman of the Board and the Committee members, establishes a schedule for holding meetings of the Committee;

(e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chairman of the Board and any other parties as applicable;

(f)	ensures that Committee materials are available to any director on request;

(g)

acts as liaison and maintains communication with the Board Chairman and the Board generally to optimize and coordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(h)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

(i)	ensures that the members of the Committee understand and discharge their duties and obligations;

(j)	fosters ethical and responsible decision making by the Committee and its individual members;

(k)	oversees the structure, composition, membership and activities delegated to the Committee from time to time;

(l)	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and preapproves work to be done for the Committee by consultants;

(m)	facilitates effective communication between members of the Committee and management;

(n)	when possible, attends each meeting of Shareholders to respond to any questions from Shareholders as may be put to the Chair; and

Management Information Circular	49

Fronteer Development Group Inc.

(o)	performs such other duties and responsibilities as may be delegated to the Chair or by the Board from time to time.

The Board has developed a written position description for the Chief Executive Officer, which delineates the role and responsibilities of the CEO, along with such other responsibilities as may be delegated to the CEO by the Board or its Committees from time to time.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation’s business and operations and the role and procedures of the Board and its Committees. In particular, new directors receive copies of Board and Committee materials and various other materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials, technical reports and various other financial statements and management’s discussion and analyses, auditors’ reports, and operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate. Presentations are also made to the Board members from time to time as required on developments relating to the business and operations of the Corporation and its assets on an ongoing basis, to ensure the continuing education and development of directors. The Corporation also sponsors director attendance at education seminars, where appropriate, and arranges site visits to its mineral properties from time to time, if appropriate. The Corporate Governance and Nominating Committee maintains responsibility for providing continuing education to all directors.

Ethical Business Conduct

The Board has adopted a written code of ethics (the “Code of Ethics”) for the directors, officers and employees of the Corporation. A copy of the Code of Ethics is available for viewing on the Corporation’s website at www.fronteergroup.com. A hard copy can also be obtained by requesting a copy in writing from the Corporate Secretary of the Corporation at its head office. Each director, officer and employee receives a copy of the Code of Ethics upon commencement of employment or directorship.

The Board does not formally monitor compliance with the Code of Ethics. Management is expected to report to the Corporate Governance and Nominating Committee when breaches or alleged breaches of the Code of Ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the Code of Ethics. Complaints from suppliers or employees against the Corporation or another director, employee or officer are also reported to the Corporate Governance and Nominating Committee by management. In the event any breach or alleged breach relates to accounting matters, the Chair of the Corporate Governance and Nominating Committee refers such violations to the Chair of the Audit Committee, which then assumes responsibility for investigating each matter. In the event of any violation of the Code of Ethics, the applicable Committee investigates the breach or alleged breach and, if appropriate, recommends corrective disciplinary action including, if warranted, termination of employment.

Management Information Circular	50

Fronteer Development Group Inc.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will promptly declare his interest and excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction. The Board does not currently have any members who have a material interest in any business conducted with the Corporation. Directors do not undertake any consulting activities for, or receive any remuneration directly from, the Corporation, other than compensation for serving as a director (or, in the case of Dr. O’Dea, compensation received as an officer and employee of the Corporation). The Board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors, which committee is charged with responsibility for identifying new candidates for Board nomination, among other things. The current members of the Corporate Governance and Nominating Committee are: Lyle R. Hepburn (Chair), Donald McInnes and Scott Hand. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms. The responsibilities and powers of the Corporate Governance and Nominating Committee are set out in its written charter, and are summarized as follows:

General

(a)	monitor compliance with the Corporation’s corporate governance policies;

(b)	conduct a periodic review of the Corporation’s corporate governance policies and make policy recommendations aimed at enhancing Board and Committee effectiveness;

(c)	develop a code or codes of business conduct and ethics for the Corporation and review the code(s) of business conduct and ethics and approve changes if necessary, on an annual basis;

(d)	assist the Board in monitoring compliance with the Corporation’s code(s) of business conduct and ethics;

(e)	propose agenda items and content for submissions to the Board related to corporate governance issues and provide periodic updates on recent developments in corporate governance;

(f)	conduct a periodic review of the relationship between management and the Board and its effectiveness;

Management Information Circular	51

Fronteer Development Group Inc.

(g)

review on an ongoing basis the Corporation’s approach to governance, and recommend the establishment of appropriate governance policies and standards in light of securities law and exchange requirements;

(h)	review corporate governance practices disclosure in any report which describes such practices;

(i)

violations of the code of business conduct and ethics may be reported in writing on a confidential basis to the Chair of the Committee. If such violations involve accounting matters, the Chair refers such violations to the Complaints Officer or, if none is designated, the Chair of the Audit Committee. The Chair investigates each matter so reported and recommends corrective disciplinary actions to the Board, if appropriate, up to and including termination of employment; and

(j)	review and recommend to the Board, changes to the way directors are to be elected to the Board by Shareholders, if appropriate;

Management of Board and Committee Activities

(k)

review annually the mandates of the Board and each Board Committee and all policies related to governance of the Corporation, and approve amendments as it believes are necessary or desirable, except, changes to the charter of the Committee shall be submitted to the Board for approval;

(l)	make recommendations regarding Board meeting dates and agendas, committee meetings, the frequency and content of meetings, and the need for special meetings;

(m)

determine annually which Board and Committee members are considered to be independent, make recommendations to the Board in respect thereof, and provide the related analysis to the Board (no director qualifies as independent unless the full Board affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director);

(n)	ensure effective communication between management and the Board, particularly with respect to the provision of information to directors in a timely manner;

(o)

recommend procedures to permit the Board to function independently of management, including procedures to permit the Board to meet on a regular basis without non- independent directors and members of management present; and

(p)	review requests from individual directors who wish to retain a non-management advisor and where appropriate, authorize such request;

Management Information Circular	52

Fronteer Development Group Inc.

Evaluation of the Board

(q)	conduct at least annually an evaluation of the effectiveness of the Board and its Committees and recommend any changes to the composition of the Board; and

(r)	conduct an annual evaluation of the overall performance and effectiveness of individual directors;

Recruitment and Education of Directors

(s)

develop qualification criteria for Board members and determine Board size (considering goals for Board composition and individual qualifications and the needs of the Corporation) and evaluate potential candidates in accordance with established criteria and in consultation with the Chairman of the Board and the CEO;

(t)	review and respond to director nominations or recommendations submitted in writing by the Corporation’s Shareholders;

(u)

recommend to the Board a slate of candidates for presentation to the Shareholders at each annual meeting of Shareholders and one or more nominees for each vacancy on the Board that occurs between annual meetings of Shareholders, if any;

(v)	recommend to the Board qualified members of the Board for membership on Committees of the Board and recommend a qualified member of the Board to act as Chairman of the Board; and

(w)	provide orientation for new directors and ongoing education for all directors; and

Succession Planning

(x)	review executive officer succession plans, and ensure that a qualified successor to the Corporation’s Chief Executive Officer position is identified, if and when appropriate.

Majority Voting Policy

As an ongoing improvement and enhancement of the Corporation’s governance practices and procedures, the Board has recently adopted a “majority voting policy” for the election of directors of the Corporation, which entitles Shareholders to vote in respect of the election of each individual director, as opposed to in respect of a slate of directors. In an uncontested election of directors of the Corporation, each director should be elected by the vote of a majority of the Common Shares represented in person or by proxy at any Shareholders’ meeting involving the election of directors. If any director nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director shall promptly submit his or her resignation to the Chairman of the Board for consideration following the meeting. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected.

Management Information Circular	53

Fronteer Development Group Inc.

The Corporate Governance and Nominating Committee shall consider the offer of resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Corporate Governance and Nominating Committee or the Board. In its deliberations, the Corporate Governance and Nominating Committee will consider any stated reasons why Shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to the Corporation, the effect such resignation may have on the Corporation’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the Corporate Governance and Nominating Committee considers relevant.

The Board shall review and act on the Corporate Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting and announce its decision via press release, after considering and evaluating the factors considered by the Corporate Governance and Nominating Committee and any other factors that the Board considers relevant. The Board expects to accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the Board. However, if the Board declines to accept the resignation, it will include in the press release the reasons for its decision.

If a resignation is accepted, the Board may, in accordance with the OBCA and the Corporation’s articles and previously-passed shareholders’ resolutions, appoint a new director to fill any vacancy created by the resignation or reduce the size of the Board, within the minimum and maximum number of directors fixed under the Corporation’s articles. If a director does not tender his or her resignation in accordance with the Corporation’s majority voting practices, the Board will not re-nominate that director at the next election.

Compensation Committee

The Board has also established a Compensation Committee, which is comprised entirely of independent directors. The current members of the Compensation Committee are George Bell (Chair), Donald McInnes, Jo Mark Zurel and Scott Hand. The Compensation Committee has adopted a written charter, pursuant to which its responsibilities include, among other things:

(a)

annually review and approve corporate goals and objectives relevant to the CEO and executive officer compensation, evaluate the performance of the CEO and each executive officer’s performance in light of those goals and objectives, and recommend to the Board for approval the compensation level for the CEO and each executive officer based on this evaluation. In determining such compensation, the Committee considers the Corporation’s performance and relative shareholder return and the compensation of CEOs and executive officers at comparable companies. Additionally, the Committee may consider input from the CEO on executive compensation, but the CEO may not provide input with respect to his own compensation (see also “Executive Compensation – Compensation Discussion and Analysis” above for further details);

Management Information Circular	54

Fronteer Development Group Inc.

(b)	review and approve the perquisites and supplemental benefits granted to the CEO and executive officers;

(c)

annually review the compensation systems that are in place for employees of the Corporation in order to ensure the fairness and appropriateness of the compensation of all employees, including incentive compensation plans and equity-based plans;

(d)

administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation’s incentive compensation plans and equity-based plans (including specific provisions) in which the CEO and executive officers may participate;

(e)	ensure that all necessary Shareholder and regulatory approvals have been obtained for equity based compensation plans and certain amendments thereto;

(f)	recommend to the Board compensation and expense reimbursement policies for Board members;

(g)	review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the CEO and executive officers;

(h)

compare on an annual basis the total remuneration (including benefits) and the main components thereof for the executive officers with the remuneration practices of comparable companies in the same industry;

(i)

establish levels of director compensation, including retainers, meeting fees, equity-based plans and other components of director compensation, based on reviews of director compensation of comparable companies;

(j)

review and recommend to the Board for its approval disclosure regarding executive and director compensation in the management proxy circular and in any offering documents prior to their public release;

(k)	review and reassess the adequacy of the charter of the Compensation Committee annually and recommend any proposed changes to the Corporate Governance and Nominating Committee for its approval; and

(l)	review and make recommendations to the Board on the number and frequency of option- based grants to employees.

Management Information Circular	55

Fronteer Development Group Inc.

For a more detailed discussion as to how the Compensation Committee determines executive and director compensation, see the section of this Circular entitled “Compensation Discussion and Analysis” above. Roger Gurr & Associates was retained by the Corporation in December 2008 and again in October 2009 to provide compensation consultancy services. Details concerning the worked performed by Roger Gurr & Associates, the results of their compensation analysis, and its impact on the Corporation’s executive and director compensation, are contained in the sections of this Circular above entitled “Executive Compensation” and “Compensation of Directors”.

Special Option Committee

In January 2008, the Board established an ad hoc committee of the Board (the “Special Option Committee”), comprised of Mr. Hand and Mr. Zurel, both independent members of the Board, to review all stock option grants under the Employee Plan and the administration of the stock option plan against current best practice standards. The establishment of the Special Option Committee followed the receipt by the Corporation of a letter in December from a law firm representing one shareholder, alleging that certain stock options granted by Fronteer were implicitly in the money at the time of grant. The Special Option Committee hired independent counsel to investigate the specific issues raised in that letter and to review the Corporation’s option granting practices generally. Based on this review and on the advice of independent counsel, the Special Option Committee concluded, among other things, that the evidence did not support the allegations made by the class action law firm. The Corporation has complied with all of its reporting obligations in connection with its review.

The Special Option Committee’s independent counsel discussed the review with the TSX and has been advised that the TSX has closed its file on this matter. In addition, the Special Option Committee has been advised by its independent counsel that the administration of its stock option policy complies with its stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a formal stock option policy (the “Stock Option Policy”) that sets out the basis on which options are granted and is discussed in greater detail below under the section entitled “Stock Option Policy”.

Health, Safety and Environment Committee

The Corporation recently formed a Health, Safety and Environment Committee, which is currently comprised of Oliver Lennox-King (Chair), Mark O’Dea and Donald McInnes. No formal mandate has yet been determined for this Committee and is still in the process of being formulated. The Committee will be charged with, among other things, ensuring the Corporation has adequate controls and procedures in place to ensure the health and safety of employees and the environment where the Corporation’s projects are located.

Assessments

The Governance and Nominating Committee has completed an assessment of the Board and its individual members to evaluate their effectiveness and has determined that the Board is functioning appropriately and members of the Board have the necessary skills for the size and complexity of the Corporation. This internal process consists of, among other things, discussions by the Board and its members concerning the effectiveness of the Board, its Committees and each member of the Board, each member’s skill set and experience, how Board and Committee meetings function, and whether the Board and each Committee are effectively serving the interests of the Corporation and its Shareholders. This internal process is conducted annually and is considered adequate at the present time.

Management Information Circular	56

Fronteer Development Group Inc.

Audit Committee

The Corporation has an Audit Committee, which is currently comprised of Jo Mark Zurel (Chair), George Bell and Lyle R. Hepburn each of whom is considered independent and financially literate in accordance with applicable securities laws. The Audit Committee has adopted a written charter that sets out its duties and responsibilities. Certain information concerning the Audit Committee of the Corporation, including membership qualifications, audit and other fees paid and the text of the Audit Committee charter, are set forth in the Annual Information Form of the Corporation for the year ended December 31, 2009, a copy of which will be available on SEDAR at www.sedar.com.

Stock Option Policy

As discussed above, the Board has adopted the formal Stock Option Policy which sets out the basis on which options may be granted. The primary responsibility for granting options, rests with the Board, on the recommendations of the Compensation Committee, however, the CEO has been delegated the ability to approve option grants to new employees within the following parameters:

(a)	all grants made by the CEO must be in accordance with the Stock Option Policy (which includes compliance with the Employee Plan);

(b)	the CEO may grant Options only to new employees and other Service Providers (as defined in the Employee Plan) that are not (and are not being proposed as) officers or directors of the Corporation;

(c)	the CEO may grant a maximum grant of 50,000 Options to any one person and a maximum grant of 200,000 options in any quarter;

(d)

the grant date shall be the date on which the Corporation enters into the employment or service relationship, as applicable, and the CEO shall ensure that written evidence created on the date of grant is maintained in the Corporation’s records;

(e)	Options will vest over a two or three year period to be determined by the CEO in accordance with the Employee Plan; and

(f)	the CEO shall report to the Board at each meeting of the Board, as to the number and the terms of options granted since the previous meeting of the Board.

Management Information Circular	57

Fronteer Development Group Inc.

Indebtedness of Officers and Directors to the Corporation

No director, executive officer, or employee of the Corporation or any of its subsidiaries, former director, executive officer, or employee of the Corporation or any of its subsidiaries, proposed nominee for election as director of the Corporation, or any associate of any of the foregoing, has been or is indebted to the Corporation or any of its subsidiaries, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of the Corporation, after reasonable enquiry, since the commencement of the fiscal year ended December 31, 2009, no director or executive officer of the Corporation, proposed nominee for election as director of the Corporation, principal shareholder of the Corporation (or any director or officer thereof), or any associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, and no proposed nominee for election as director of the Corporation, or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting (other than the election of directors or the appointment of the auditors).

Unless such authority is withheld, the management proxy nominees named in the accompanying proxy intend to vote “for” the appointment of PwC as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PwC was first appointed auditor at the Corporation’s meeting of Shareholders held in June 2004.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management’s discussion and analysis by writing to the Director of Communications, Fronteer Development Group Inc., at Suite 1650, 1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or by telephone at (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, available on SEDAR at www.sedar.com.

Management Information Circular	58

Fronteer Development Group Inc.

Approval by Directors

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director, each Shareholder entitled to notice of the Meeting and the auditors of the Corporation.

DATED as of the 25th day of March, 2010.	“Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer

Management Information Circular	59

Fronteer Development Group Inc.

SCHEDULE “A”
Mandate of the Board of Directors

Purpose

1.

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Fronteer Development Group Inc. (the “Corporation”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

Composition

2.

The Board shall consist of persons who possess skills and competencies in areas that are relevant to the Corporation’s activities. At least a majority of the directors shall be individuals who are “independent” directors in accordance with applicable securities laws and stock exchange policies.

Meetings

3.

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

4.	The Board shall have at least five scheduled meetings per year. The chair of the Board (“Chair”) and the Chief Executive Officer (“CEO”) shall develop the agenda for each meeting.

5.	Independent directors shall meet at the end of each Board meeting without management and non- independent directors (in camera session).

6.

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of incorporation of the Corporation.

7.

A Chairman is elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Corporation, the non-management directors shall select an independent director to carry out the functions of a Chairman. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

8.	At meetings of the Board resolutions shall be approved by a majority of the votes cast on the resolution.

Management Information Circular	60

Fronteer Development Group Inc.

9.	Board meetings shall normally proceed as follows:

	(a)	Review and approval of the minutes of the preceding Board meeting;

	(b)	Business arising from the previous minutes;

	(c)	Reports of committees;

	(d)	CEO and President’s report, financial and operational reports;

	(e)	Other business;

	(f)	Setting the date and time of the next meeting;

	(g)	In-camera session with solely independent directors; and

	(h)	Adjournment.

10.	A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting.

11.	Minutes of the committees meetings will be provided to each Board member.

Responsibilities

12.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees; namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives.

Responsibilities of the Board include, but are not limited to:

	(a)	Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

	(b)	Satisfying itself as to the integrity of the CEO and other executive officers and ensuring that they promote a culture of integrity throughout the organization

Management Information Circular	61

Fronteer Development Group Inc.

(c)	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

(d)	Reviewing the Corporation’s long term strategy annually.

(e)	Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

(f)	Approving all decisions involving unbudgeted operating expenditures in excess of $100,000 and unbudgeted project expenditures in excess of $200,000.

(g)	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

(h)	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

(i)	Approving the annual financial statements, MD&A, annual information form, and Form 40-F or Form 20-F as applicable.

(j)	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(k)	Reviewing the Board size if a change is recommended by the Corporate Governance and Nominating Committee.

(l)	Arranging formal orientation programs for new directors, where appropriate.

(m)

Establishing and maintaining an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

(n)	Ensuring that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

(o)	Ensuring that an adequate system of internal control is maintained to safeguard the Corporation’s assets and the integrity of its financial and other reporting systems.

(p)	Overseeing public communication, disclosure and disclosure controls in compliance with all legal and regulatory requirements.

Management Information Circular	62

Fronteer Development Group Inc.

(q)	Providing oversight of environmental matters.

(r)

Reviewing and considering for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

(s)	Ensuring that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management.

(t)	Annually assessing the charters of Governance and Nominating Committee and revising where necessary.

(u)	Adhering to all other Board responsibilities set out in the Corporation’s by-laws and other statutory and regulatory requirements.

13.	Responsibilities of the Chair of the Board:

	(a)	provides leadership to the Board with respect to its functions as described in this Mandate and as otherwise may be appropriate, including overseeing the logistics of the operations of the Board;

	(b)	chairs meetings of the Board, unless not present including in camera sessions;

	(c)	ensures that the Board meets on a regular basis and at least quarterly;

	(d)	establishes a calendar for holding meetings of the Board;

	(e)	establishes the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

	(f)	ensures that Board materials are available to any director on request;

	(g)	ensures that the members of the Board understand and discharge their duties and obligations;

	(h)	fosters ethical and responsible decision making by the Board and its individual members;

	(i)	oversees the structure, composition, membership and activities of the Board;

	(j)	ensures that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently and preapproves work to be done for the Board by consultants;

Management Information Circular	63

Fronteer Development Group Inc.

(k)	facilitates effective communication between members of the Board and management; and

(l)	attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

Updated December 15, 2009

Management Information Circular	64

Fronteer Development Group Inc.

SCHEDULE “B”

Amended and Restated Stock Option Plan (2010)
Resolution

“BE IT RESOLVED as an ordinary resolution of the holders of common shares of Fronteer Development Group Inc. (the “Corporation”) that:

1. the proposed amendment and restatement of the Existing Plan in the form attached as Schedule “D” to the management information circular of the Corporation dated March 25, 2010 (the “Employee Plan”) be and is hereby approved, ratified and confirmed;

2. the Corporation’s directors be and are hereby authorized to grant unallocated stock options pursuant to the terms and conditions of the Employee Plan equal in number up to an aggregate of 10% of the Common Shares of the Corporation issued and outstanding from time to time at the time of grant of the stock option until May 7, 2013; and

3. any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver, or cause to be executed and delivered, all agreements, documents, instruments and notices and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable to implement this resolution and to give full force and effect to the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, documents, instruments or notices or the doing of any such act or thing.”

Management Information Circular	65

Fronteer Development Group Inc.

SCHEDULE “C”

Name Change Resolution

“BE IT RESOLVED as a special resolution of the holders of common shares (the “Shareholders”) of Fronteer Development Group Inc. (the “Corporation”) that:

1. the name of the Corporation be changed from “Fronteer Development Group Inc.” to “Fronteer Gold Inc.” or such other name as may be accepted by the relevant regulatory authorities, including the Toronto Stock Exchange and the NYSE Amex, and approved of by the board of directors of the Corporation, and that the articles of the Corporation be amended to reflect such change;

2. the directors of the Corporation may, in their sole discretion and without further notice to, or approval of, the Shareholders of the Corporation, act upon the foregoing resolution to effect the change of name or, if deemed appropriate, determine not to proceed with the change of name or to otherwise give effect to this special resolution, at any time prior to the change of name becoming effective;

3. any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all articles, applications, declarations, notices, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine to be necessary or desirable to implement this resolution and to give full force and effect to the matters authorized hereby, including, without limitation, the execution and delivery of articles of amendment in the prescribed form, the execution, signing or filing of any such articles, application, declaration, notice, instrument or other document or the doing of any such act or thing being conclusive evidence of such determination; and

4. upon articles of amendment having become effective in accordance with the Business Corporations Act (Ontario), the articles of the Corporation are amended accordingly.”

Management Information Circular	66

Fronteer Development Group Inc.

SCHEDULE “D”

Amended and Restated Stock Option Plan (2010)

As at March 25, 2010

1.            The Purpose of the Plan

1.1            The purpose of the Plan is to attract, retain and motivate persons as key Service Providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2.            Defined Terms

               Where used herein, the following terms shall have the following meanings, respectively:

2.1            “Affiliate” means any corporation which is an affiliate, as such term is used in Subsection 1(2) of the Ontario Business Corporations Act, of the Corporation;

2.2            “Associates” has the meaning ascribed thereto in the Securities Act (Ontario);

2.3            “Board” means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.4            “Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

2.5            “Corporation” means Fronteer Development Group Inc. and includes any successor corporation thereof;

2.6            “Eligible Person” means:

(a)            any director, officer or employee of the Corporation or any Affiliate, or any other Service Provider (an “Eligible Individual”); or

(b)            a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.7            “Insider” means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of an Affiliate, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.8            “Market Price” at any date in respect of the Shares means the closing sale price of such Shares on The Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

Management Information Circular	67

Fronteer Development Group Inc.

2.9            “Maximum Term” means with respect to an Option, the later of (i) the date which is 10 years from the date of the grant of the Option; and (ii) the date which is the fifth day following the conclusion of a self-imposed blackout period of the Corporation which is in effect on the date which is 10 years from the date of the grant of the Option;

2.10            “Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

2.11            “Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.12            “Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.13            “Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.14            “Plan” means this 2007 Stock Option Plan, as the same may be amended or varied from time to time;

2.15            “Service Provider” means:

(a)            an employee or Insider of the Corporation or any Affiliate; or

(b)            any person or company engaged to provide management or consulting services for the Corporation or for any entity controlled by the Corporation other than any director, officer or employee of the Corporation or any Affiliate;

2.16            “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

2.17            “Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3.               Administration of the Plan

3.1            The Plan shall be administered by the Board or by any committee (the “Committee”) of the Board established by the Board for that purpose.

3.2            The Board or Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)            to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)            to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board or the Committee shall be final, binding and conclusive for all purposes;

(c)            to determine the number of Shares covered by each Option;

(d)            to determine the Option Price of each Option;

(e)            to determine the time or times when Options will be granted and exercisable;

Management Information Circular	68

Fronteer Development Group Inc.

(f)            to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)            to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3            The Board or the Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)            represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)            agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)            agreed to indemnify the Corporation in connection with the foregoing.

3.4            Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

3.5            Without limiting the generality of Sections 3.3, 3.4 and 7.2 hereof, unless a registration statement relating to the Shares covered by any Option issued in favour of an Optionee resident in the United States of America has been filed with the United States Securities and Exchange Commission and is effective on the date of exercise, or, in the opinion of counsel to the Corporation, an exemption therefrom is available, the exercise of the Option by such Optionee will be contingent upon receipt from the Optionee of a representation in writing satisfactory to the Board or the Committee that at the time of such exercise it is the Optionee’s then intention to acquire the Shares being purchased for investment and not for resale or other distribution thereof to the public in the United States of America. If such representation in writing is required, the Board or the Committee may in its discretion inscribe an investment legend on the share certificates issued pursuant to the exercise of the Option. The issuance of Shares upon the exercise of the Option shall be subject to all applicable laws, rules and regulations and Shares shall not be issued except upon the approval of proper government agencies or stock exchanges as may be required. Provided, however, no Option shall be exercisable if at any date of exercise, it is the opinion of counsel for the Corporation that registration of the said Shares under the Securities Act of 1933 or other applicable statute or regulation is required and the Option shall again become exercisable only if the Corporation elects to and thereafter effects a registration of the Shares subject to the Option under the United States Securities Act of 1933, as amended or other applicable statute or regulation within the period of the Option. If the Option may not be exercised, the Corporation shall return to the Optionee, without interest or deduction, any funds received by it in connection with the proposed exercise of the Option.

4.              Shares Subject to the Plan

4.1            Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 10% of the total number of Shares issued and outstanding from time to time. Optioned Shares in respect of which Options are not exercised because the relevant Options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of Options. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

Management Information Circular	69

Fronteer Development Group Inc.

5.            Eligibility; Grant; Terms of Options

5.1            Options may be granted by the Board or the Committee to any Eligible Person.

5.2            Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board or the Committee. Notwithstanding any provision to the contrary hereof, the Board or the Committee may, in their entire discretion, by express resolution or by a Board-approved written contract with an Optionee, subsequent to the grant of Options hereunder, permit an Optionee to exercise any or all of the unvested Options then outstanding and granted to the Optionee under this Plan or any previously vested Options, in which event all such unvested or vested Options, as the case may be, then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee or by Board-approved written contract with the Optionee up to but not beyond the expiry of the Maximum Term.

5.3            Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the trading day immediately preceding the day upon which the Option is granted. If, as and when any Shares have been duly purchased and paid for under the terms of an Option and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Board or the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.4            The term of an Option shall not exceed the Maximum Term. For greater certainty, notwithstanding anything contained in the Plan or any Option issued under the Plan, if the term of an Option held by an Optionee expires during a self-imposed blackout period of, or other trading restriction imposed by, the Corporation, in each case, that is applicable to the Optionee, the date of termination or expiry of such Option shall be extended to the close of business on the fifth day following the expiration of such blackout period or other trading restriction.

5.5            No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.6            An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.7            Subject to regulatory approval and unless approved by the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Corporation, excluding the votes attached to shares beneficially owned by (a) Insiders to whom options may be granted under this Plan, other than persons who are Insiders solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and (b) Associates of persons referred to in (a) above:

(a)            the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders and under all other Share Compensation Arrangements may not exceed 10% of the issued and outstanding Shares;

Management Information Circular	70

Fronteer Development Group Inc.

(b)            the issuance of Shares to Insiders under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 10% of the issued and outstanding Shares; and

(c)            the issuance of Shares to any one Insider and such Insider’s Associates under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 5% of the issued and outstanding Shares.

For the purposes of this Section 5.7, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other Share Compensation Arrangements.

6.            Termination of Employment; Death

6.1            Subject to Sections 5.2, 6.2 and 6.3 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2            Subject to Section 5.2 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, if an Optionee shall cease to be an Eligible Person while holding an Option which has not been fully exercised, such Optionee may, with the consent of the Board or Committee, exercise the Optionee’s Options that have vested at the date the Optionee ceases to be an Eligible Person at any time up to and including, but not after the earlier of:

(a)            ninety days of the date the Optionee ceased to be an Eligible Person; and

(b)            the expiry date of the Optionee’s Options,

but only to the same extent to which the Optionee could have exercised the Option immediately before the date the Optionee ceased to be an Eligible Person.

6.3            Subject to Sections 5.2 hereof and to any express resolution passed by the Board or the Committee with respect to an Option or any Board-approved written contract with an Optionee, if an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, with the consent of the Board or Committee, exercise the Optionee’s Options that have vested at the date of the Optionee’s death at any time up to and including, but not after the earlier of:

(a)            one year from the date of the Optionee’s death; or

(b)            the expiry date of the Optionee’s Option;

but only to the same extent to which the deceased Optionee could have exercised the Option immediately before the date of such death.

6.4            For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5            If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.            Exercise of Options

7.1            Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Such notice shall be delivered to the office of the Corporation specified in the Option (or such other office as may be notified from time to time by the Corporation to the Optionee for the receipt of such notices) and accompanied by payment in full, by cash or cheque or other form of cash payment acceptable to the Corporation, of the Option Price of the Shares then being purchased. Subject to any provisions of the Plan or the Option to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

Management Information Circular	71

Fronteer Development Group Inc.

7.2            Notwithstanding any of the provisions contained in the Plan or in any share option agreement, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)            completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)            the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)            the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)            the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3            Options shall be evidenced by a written option agreement, instrument or certificate in such form as is inconsistent with this Plan as the Board or the Committee may from time to time determine.

8.             Adjustments to Options

8.1 In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for issue upon the exercise of an Option shall be adjusted accordingly by the Board or the Committee to such extent as the Board or the Committee deems appropriate in its absolute discretion. In such event, the number of, and the price payable for, any Shares that are then subject to Option may also be adjusted by the Board or the Committee to such extent, if any, as the Board or the Committee deems appropriate in its absolute discretion.

8.2            If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

Management Information Circular	72

Fronteer Development Group Inc.

9.            Amendment or Discontinuance of the Plan

9.1            The Board may amend or discontinue the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the Shares may trade from time to time, provided, however, shareholder approval will be required in the case of (i) any amendment to the amendment provisions of the Plan (other than those contemplated in paragraph (a) below), (ii) any increase in the maximum number of Shares that may be optioned under the Plan; or (iii) any change in the manner of determining the minimum Option Price, in addition to such other matters that are not specifically provided for below in paragraphs (a) through (e) or which require shareholder approval under the rules and policies of any stock exchange upon which the Shares may trade from time to time. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the Shares may trade from time to time. For greater certainty, the Board may make the following amendments without seeking the approval of the shareholders of the Corporation:

(a)            amendments to the Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b)            amendments to the vesting provisions of a security or the Plan;

(c)            amendments to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date thereof;

(d)            increases to the exercise price of any Option; and

(e)            the inclusion of cashless exercise provisions in the Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

9.2            Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)            in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of Shares, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan with the approval of the Board or Committee:

(i)            to permit the Optionees to exercise the Options granted under the Plan, as to all or any of the optioned Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the Option), so that the Optionees may participate in such transaction, offer or proposal; and

(ii)            to accelerate the time for the exercise of the said Options and the time for the fulfilment of any conditions or restrictions on such exercise;

(b)            should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board; and

(c)            the Board may at any time by resolution amend or terminate this Plan. Where amended, such amendment shall be subject to regulatory approval.

Management Information Circular	73

Fronteer Development Group Inc.

10.              Vesting

10.1            The Board or the Committee may, in its entire discretion, at the time of the granting of Options hereunder, determine that provisions relating to the vesting of Options be contained in a written option agreement between the Corporation and the Optionee.

11.              Miscellaneous Provisions

11.1            An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

11.2            Nothing in the Plan or any written option agreement shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any written option agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

11.3            Notwithstanding Section 5.6 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment and the Board or the Committee approves such assignment. The Board or the Committee may decline to approve any such transfer or assignment in its sole discretion.

11.4            The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.              Shareholder and Regulatory Approval

12.1            The Plan and the exercise of any Options granted under the Plan shall be subject to approval by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by The Toronto Stock Exchange and any other relevant regulatory authority.

Management Information Circular	74

Fronteer Development Group Inc.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-888-518-1565

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Management Information Circular	75